     As filed with the Securities and Exchange Commission on _______, 2002
                                                   Registration No. 333-90354
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1 TO
                                    FORM SB-2

                          REGISTRATION STATEMENT UNDER
                            THE SECURITES ACT OF 1933

                           BIODIESEL INDUSTRIES, INC.
                 (Name of Small Business Issuer in its Charter)

           DELAWARE                       324190                77-0591073
  (State of jurisdiction of   (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)      Classification        Identification Number)
                                     Code Number)

                              4825 NORTH SLOAN LANE
                            LAS VEGAS, NEVADA, 89115
                                  877- BIOFUEL
                                  877-246-3835
          (Address and telephone number of principal executive offices and principal place of business)

                              RUSSELL T. TEALL, III
                             4825 NORTH SLOAN AVENUE
                            LAS VEGAS, NEVADA, 89106
                                  877- BIOFUEL
                                  877-246-3835

                                   COPIES TO:
                             Warren J. Soloski, Esq.
                            11300 West Olympic Blvd.
                                    Suite 800
                          Los Angeles, California 90064
                                 (310) 477-9742

The Registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If the delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
                                                            Proposed          Proposed
                                                             Maximum           Maximum          Amount of
Title of Each Class of Securities       Amount to be      Offering Price      Aggregate       Registration
    to be Registered                     Registered         Per Share       Offering Price         Fee
-----------------------------------------------------------------------------------------------------------
Common stock                             8,116,941             $4.00        $32,467,764         $7,759.80
-----------------------------------------------------------------------------------------------------------

Pursuant to Rule 416 (b), there are also registered hereby such additional indeterminable number of shares as may become issuable as dividends or to prevent dilution resulting from stock splits, stock dividends or similar transactions.

                                   PROSPECTUS
                           BIODIESEL INDUSTRIES, INC.
                        8,116,941 SHARES OF COMMON STOCK
                  4,000,000 SHARES ARE BEING OFFERED BY US AND
          4,116,941 SHARES ARE BEING OFFERED BY OUR SELLING SHAREHOLDERS

This is our initial public offering and prior to this offering no public market existed for our common stock.

Of the 8,116,941 shares of our common stock, $.001 par value, being offered, 4,000,000 are being sold by us and 4,116,941 are being offered from time to time by the selling shareholders. We will receive the proceeds from the sale of the 4,000,000 shares offered by us, but we will not receive any proceeds from the sale of the shares sold by the selling shareholders.

There is no public market for our common stock. Our common stock does not presently trade on any exchange or electronic medium. An application has been filed to have our common stock listed on the OTC Bulletin Board.

The 4,000,000 shares offered by us in the Prospectus will be a "self-underwritten" offering, with no minimum purchase requirement; however, we do reserve the right to pay commissions of up to 10% for broker participation. The 4,000,000 shares offered by us is a best efforts offering and is made on a continuous basis until December 31, 2002. We reserve the right to end this offering anytime prior to December 31, 2002 whether or not the entire number of shares has been sold or not. If the market price of our common stock falls significantly below the $4.00 offering price in this registration statement, we may be forced to withdraw the unsold shares from this offering or file a post-effective amendment to this registration statement offering the unsold shares at a lower per share price. Funds received from the sale of the 4,000,000 shares offered by us will not be placed in an escrow account and will be immediately available for our use. The 4,116,941 shares offered by our selling shareholders will not conclude on December 31, 2002, but will continue until such shares are sold.

                                                    Per Share          Total
                                                   ------------    -------------
         Price to the public                            $4.000      $16,000,000
         Offering expenses                              $0.025         $100,000
         Proceeds to Biodiesel                          $3.975      $15,900,000

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    A PURCHASER OF THESE SHARES RISKS LOSS OF
                          HIS OR HER ENTIRE INVESTMENT.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

The information in this Prospectus is not complete and may be changed. Biodiesel and the selling shareholders identified in this Prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this Prospectus is a part, is declared effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

These Securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ______________, 2002

                                TABLE OF CONTENTS

Prospectus Summary.............................................................1
The Offering...................................................................1
Summary Financial Data.........................................................2
Forward-Looking Statements.....................................................9
Use of Proceeds...............................................................10
Price Range of Our Common Stock...............................................10
Dividend Policy...............................................................10
Capitalization................................................................11
Dilution......................................................................11
Plan of Distribution..........................................................14
Management's Discussion and Analysis of Financial Condition and Results
     of Operations............................................................16
Business......................................................................20
Property.... .................................................................26
Legal Proceedings.............................................................26
Management....................................................................26
Compensation of Directors.....................................................28
Executive Compensation........................................................28
Certain Transactions..........................................................29
Principal and Selling Security Holders........................................30
Description of Capital Stock..................................................32
Transfer Agent and Registrar..................................................33
Legal Matters.................................................................33
Experts.......................................................................33
Available Information.........................................................34
Index to Financial Statements.................................................35
Indemnification of Directors and Officers.....................................36
Other Expenses of Issuance and Distribution...................................37
Recent Sales of Unregistered Securities.......................................37
Exhibits......................................................................38
Undertakings..................................................................38
Signatures....................................................................39

_________________

Until ________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY


Of the 8,116,941 shares being offered in this prospectus, 4,116,941 shares or 50.7% are being offered by our selling shareholders. The offering of shares by us and our selling shareholders will be a concurrent offering which may impact the price per shares of our common stock since the price that we are offering our shares may be undercut by our selling shareholders. We have no agreements with our selling shareholders that will prevent them from selling their shares at a price below the offering price. The shares offered by us will be sold by our officers and directors.

The following summary is qualified in its entirety by detailed information appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus, and the attached Exhibits, in their entirety.

Gury HiTeck Ltd., a Delaware corporation, was incorporated on March 20, 1998. Biodiesel Industries, Inc., a Nevada corporation, was incorporated on December 1, 2000 and is a successor corporation to Biodiesel Development Corporation. Biodiesel Industries Inc. and its successor corporation have raised approximately $750,000 from inception through March 31, 2002 to sustain the development of the company. On April 1, 2002, Gury HiTeck Ltd. and Biodiesel Industries, Inc. entered in an Agreement and Plan of Merger for the issuance of 21,326,168 shares of Gury HiTeck Ltd. common stock in exchange for all the issued and outstanding common stock of Biodiesel Industries, Inc. For accounting purposes, the acquisition by merger was treated as a recapitalization of Biodiesel Industries, Inc. (reverse acquisition). Biodiesel Industries, Inc. is presented as the continuing entity, and the historical financial statements are those of Biodiesel Industries, Inc. On April 23, 2002 Gury HiTeck Ltd. changed its name to Biodiesel Industries, Inc.

We are a company founded with the purpose of profitably manufacturing and operating biodiesel production facilities, establishing them in strategic locations and selling biodiesel through existing petroleum distributors.

Our principal offices are located at 4825 North Sloan Lane, Las Vegas, Nevada 89106. Our telephone number at that location is (877) 246-3835.


                                  THE OFFERING

Common stock to be sold by us.......................    4,000,000 shares

Common stock to be sold by selling shareholders.....    4,116,941 shares

Total shares of common stock outstanding after
  the offering......................................    31,274,321 shares

Use of proceeds.......................................  We will use the estimated proceeds of
                                                        $15,900,000 from this offering for
                                                        construction of a facility to produce
                                                        modular production units, the cost of
                                                        producing modular production units,
                                                        marketing and intellectual property

The estimated net proceeds to us of $15,900,000 if all the 4,000,000 shares offered by us are sold will be further reduced if we involve brokers to help us sell these shares. We will pay up to a 10% commission to brokers who assist us with the sell of our common stock offered in this prospectus.

THIS OFFERING WILL CLOSE ON DECEMBER 31, 2002 (OR ANY TIME PRIOR TO DECEMBER 31, 2002 IF DECIDED BY OUR BOARD OF DIRECTORS), IF ALL THE 4,000,000 SHARES OFFERED BY US ARE NOT SOLD BY THAT DATE.

                             SUMMARY FINANCIAL DATA

The following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes and other financial information included elsewhere in this Prospectus. The statements of operations data for the years ended December 31, 2001 and 2000 and the period from March 23, 1999 (inception) to December 31, 1999 and the balance sheet data as of December 31, 2001 are derived from our financial statements, which have been audited by Merdinger, Fruchter, Rosen & Company, P.C. and are included in this Prospectus. Historical results are not necessarily indicative of future results.


STATEMENT OF OPERATIONS DATA


                                                                                                   Period
                                                                                                    From
                                                                                                  March 23,
                                    Three Months Ended                  Years Ended                 1999
                                          March 31,                     December 31,          (inception) to
                                 -----------------------------  -----------------------------   December 31,
                                      2002            2001           2001            2000          1999
                                 --------------  -------------  -------------   -------------  -------------
Revenue                          $       95,969  $      15,226  $     269,657   $      11,390  $       2,996
Cost of goods sold                       64,757         15,428        314,524               -              -
Operating expenses                      239,866         36,985        684,742         158,603        419,673
Other income                             (7,281)         4,519         20,564               -              -
Net loss                         $     (215,935) $     (32,668) $    (709,045)  $    (147,213) $    (416,667)
Loss per share -
   basic and diluted             $       (0.02)  $      (0.00)  $      (0.08)   $      (0.02)  $      (0.04)


BALANCE SHEET DATA

                                                             March 31, 2002
                                                    ----------------------------
                                                          actual    as adjusted
                                                    -------------  -------------
                                                                          (1)

Cash                                                $     109,945  $  16,009,945
Total current assets                                      156,350     16,056,350
Property and equipment                                    211,969        211,969
Total assets                                              368,319     16,268,319
Total current liabilities                                 123,496        123,496
Total long-term liabilities                               124,533        124,533
Stockholders' equity                                      120,290     16,020,290

--------------
(1) the as adjusted numbers give effect to sale of the entire 4,000,000 shares offered in the Prospectus resulting in proceeds to us of $15,900,000, net of $100,000 in offering costs.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase any shares of our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The value of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Of the 8,116,941 shares being offered in this prospectus, 4,116,941 shares or 50.7% are being offered by our selling shareholders. The offering of shares by us and our selling shareholders will be a concurrent offering which may impact the price per shares of our common stock since the price that we are offering our shares may be undercut by our selling shareholders. We have no agreements with our selling shareholders that will prevent them from selling their shares at a price below the offering price. If the market price of our common stock is significantly lower than the offering price due to our selling shareholder undercutting our offering price, we may be forced to withdraw or amend this offering. See risk factor below.


RISKS ASSOCIATED WITH OUR COMPANY

WE HAVE ONLY RECENTLY COMMENCED BUSINESS OPERATIONS AND WE ARE IN AN INDUSTRY THAT IS NEW AND RAPIDLY EVOLVING AND WE MAY NOT BE ABLE TO ACHIEVE PROFITABLE OPERATIONS

We were incorporated in December 2000 and as of March 31, 2002, we had an accumulated deficit of $1,488,870. We have a very limited operating history on which to base an evaluation of our business and prospects and have generated minimal revenues to date. As a result of our limited operating history, we have limited meaningful historical financial data upon which to base planned operating expenses. Accordingly, our expense levels are based in part on our expectations as to future revenue from sales of products and services, commerce revenue-sharing arrangements, anticipated growth in distributorships and are largely fixed. In addition, we may be unable to accurately predict our net revenue, particularly in light of fluctuating energy supplies and prices, our limited operating history and the uncertainty as to the broad acceptance of biodiesel as an alternative to petroleum diesel. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any failure by us to accurately make such predictions would have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE UNABLE TO SELL ANY OF THE 4,000,000 OF COMMON STOCK OFFERED BY US WHICH WILL SIGNIFICANTLY IMPACT OUR ABILITY TO GROW OUR BUSINESS

We are offering to sell 4,000,000 shares of our common stock through this prospectus in a "self-underwritten" offering. If we are unable to sell any of the shares offered by us or only a very small number of shares, we will not receive the capital needed to execute our business plan which will significantly impact our ability to grow our business and achieve profit operations.

WE MAY HAVE TO CLOSE THE OFFERING PRIOR TO DECEMBER 31, 2002 IF THE MARKET PRICE OF OUR COMMON STOCK FALLS SIGNIFICANTLY BELOW THE $4.00 OFFERING PRICE.

If the market price of our common stock falls significantly below the $4.00 offering price in this registration statement prior to the closing date of December 31, 2002, we may be forced to withdraw the unsold shares from this offering or file a post-effective amendment to this registration statement offering the unsold shares at a lower per share price. If a post-effective registration statement is filed, we will be unable to continue the offering until such post-effective amendment is declared effective. Withdrawing this offering before it is completely sold or filing a post-effective amendment to this registration statement will result in us receiving less equity capital than anticipated and the receipt of this equity capital may be delayed which will impact our ability to grow our business and achieve profitable operations.

OUR CHIEF EXECUTIVE OFFICER WILL CONTROL OUR COMPANY WHICH RESULTS IN OUTSIDE INVESTORS HAVING A MINORITY OWNERSHIP POSITION AND VERY LITTLE CONTROL OVER OUR COMPANY

After the sales of all the shares offered in this offering, our chief executive officer will own 58.3% of our issued and outstanding shares of common stock and will be able to elect a majority of the board of directors and will control our business operations and policies. Investors in our common stock will have very little, if any, control over our management and our operations.

WE WILL RELY UPON OUR CHIEF EXECUTIVE OFFICER, OTHER KEY PERSONNEL AND OUR ABILITY TO ATTRACT OTHER EMPLOYEES TO EXPAND OUR BUSINESS AND THE LOSS OF KEY INDIVIDUALS OR OUR INABILITY TO ATTRACT NEW EMPLOYEES COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

Our success is dependent, in large part, on the active participation of our chief executive officer, Russell T. Teall, III. The loss of his services would materially adversely affect our business and future success.

In addition, our performance is substantially dependent on the performance of other executive officers and other key employees, such as Del Roberts, CFO; Keith Fuller, Plant Manager; and Dale Schutte, chief engineer, most of whom have worked together for only a short period of time. The loss of the services of these key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our future success also depends in part on our ability to identify, attract, hire, train, retain and motivate other highly-skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel. The failure to attract and retain such personnel could have a material adverse effect on our business.

IT IS UNLIKELY THAT DIVIDENDS WILL BE PAID ON OUR STOCK, RESULTING IN AN INVESTOR'S ONLY RETURN ON AN INVESTMENT IN OUR COMMON STOCK BEING THE APPRECIATION OF THE PERSHARE PRICE.

Payment of dividends on our stock is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition, and other relevant factors. We do not currently intend to declare any dividends on our common stock in the foreseeable future. At the present time, we intend to use earnings, if any, which may be generated to finance the growth of our business. An investors return on an investment in our common stock is only likely to be the appreciation of the per share price of our common stock.

WE RELY ON OUTSIDE FINANCING TO EXPAND OUR BUSINESS, AND WE MAY BE UNABLE TO OBTAIN ACCEPTABLE FINANCING IN THE FUTURE.

Our long-term growth plans include establishing production facilities in metropolitan areas throughout the United States. We expect capital and operating expenditures to increase over the next several years as we seek to expand our business through investments in marketing and promotion, and operational infrastructure development. We may need to raise additional funds in the future in order to fund more aggressive brand promotions and more rapid expansion, to develop newer or enhanced services, to respond to competitive pressures or to acquire complementary businesses, technologies or services. Additional financing may not available to us on favorable terms, or may not be available at all. If adequate funds are not available or not available on acceptable terms, we may not be able to fund our expansion, promote our brand as we desire, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability could have a material adverse effect on our business, results of operations and financial condition.

FUTURE SALES OF OUR EQUITY SECURITIES WILL DILUTE INVESTORS PURCHASING SHARES IN THIS OFFERING.

To fully execute our long-term business plan, we may need to raise additional equity capital in the future. Such additional equity capital when and if it is raised would result in an investor in this offering being diluted.

EVEN WITH PATENT PENDING PROTECTION FOR OUR PROPRIETY PRODUCTION TECHNOLOGIES AND DISTRIBTION STARTEGIES, OTHER FORCES MAY INVITE MORE COMPETITION INTO OUR INDUSTRY AND EVENTUALLY DECREASE THE PRICE OF BIODIESEL FUEL

Our success depends significantly upon proprietary production technologies and distribution strategies that substantially reduce our cost of producing and distributing biodiesel. Certain aspects of our proprietary technology now has "patent pending" status as the result of a filed U.S. Patent application. We will seek to protect other aspects of our intellectual property, documentation and other written materials under trade secret, patent and copyright laws, but these laws afford only limited protection. We anticipate that patents will become a significant part of our intellectual property in the foreseeable future. We also generally enter into confidentiality or license agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. If we are unable to patent our intellectual property and other companies are able to duplicate our production technologies, that could lead to lower prices for biodiesel fuel, resulting in lower margins to us.

OUR BUSINESS COULD BE SIGNIFICANTLY IMPACTED BY CHANGES IN GOVERNMENT REGULATIONS OVER ENGERGY POLICY

We are subject to direct regulation by government agencies, other than regulations applicable to businesses generally, and there are currently laws or regulations directly applicable to the production and distribution of motor fuels and alternative fuels, such as the Energy Policy Act of 1992 (42 USC 13211-13219) and its implementing regulations (10 CFR 490) and related Executive Orders (EO 13031, 13101, 13134 & 13149) as well as pending legislation ("The Energy Bill" HR4) before the US House/Senate Conference Committee. It is possible that a number of laws or regulations may be adopted with respect to alternative fuels relating to such issues as taxation, pricing, quality of products and services and intellectual property ownership. The adoption of any such laws or regulations may decrease the growth in the use of the alternative fuels, which could in turn decrease the demand for our product, increase our cost of doing business, or otherwise have a material adverse effect on our business, results of operations and financial condition.

Other than those regulations generally governing the permitting of similarly situated manufacturing operations, the main regulations regarding biodiesel and other alternative fuels are contained in 42 USC 13211-13219, and in 26 USC 4041 regarding the taxation of "special fuels." The risk to us for not complying with the federal alternative fuel requirements is that our customers would not be able to take Alternative Fuel Vehicle Credits for the use of the biodiesel which they purchased. The risk to us for not complying with the federal taxation requirements for special fuels is that we could become liable for the nonpayment of required taxes together with interest and penalties.

OUR FUTURE GROWTH IS DEPENDENT UPON STRATEGIC RELATIONSHIPS WITH EXISTING PETROLEUM DISTRIBUTORS AND FEEDSTOCK SUPPLIERS. IF WE ARE UNABLE TO DEVELOP AND MAINTAIN SUCH RELATIONSHIP OUR FUTURE BUSINESS PROSPECTS COULD BE SIGNIFICANTLY LIMITED

Our future growth is generally dependent on relationships with third parties including alliances with petroleum distributors and feedstock suppliers. We must be successful in establishing strategic distribution and feedstock collection alliances with third parties. These third parties may not regard their relationship with us as important to their own business and operations, that they will not reassess their commitment to the business at any time in the future, or that they will not develop their own competitive services or products, either during their relationship with us or after their relations with us has expired. The third parties to strategic alliance agreement with us may not perform their obligations as agreed. Our current arrangements with our strategic partners generally do not establish minimum performance requirements for our strategic partners. In addition, agreements with most of our strategic partners may be terminated by either party. In the event that a strategic relationship is discontinued for any reason, our business, results of operations and financial condition may be materially adversely affected.

WE PLAN TO GROW VERY RAPIDLY, WHICH WILL PLACE STRAINS ON OUR MANAGEMENT TEAM AND OTHER COMPANY RESOURCES.

We plan to grow rapidly and significantly expand our operations. This growth will place a significant strain on our management systems and resources. We will not be able to implement our business strategy in a rapidly evolving market without an effective planning and management process. We have a short operating history and have not implemented sophisticated managerial, operational and financial systems and controls. We are required to manage multiple relationships with various strategic partners, technology licensors, users, advertisers and other third parties. These requirements will be strained in the event of rapid growth or in the number of third party relationships, and our systems, procedures or controls may not be adequate to support our operations and our management may be unable to manage growth effectively. To manage the expected growth of our operations and personnel, we will be required to significantly improve or replace existing managerial, financial and operational systems, procedures and controls, and to expand, train and manage our growing employee base. We will be required to expand our finance, administrative and operations staff. We may be unable to complete in a timely manner the improvements to our systems, procedures and controls necessary to support our future operations, management may be unable to hire, train, retain, motivate and manage required personnel and our management may be unable to successfully identify, manage and exploit existing and potential market opportunities.

WE MAY HAVE TO ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK TO SHAREHOLDERS OF OUR PREDECESSOR COPORATION WHICH WILL DILUTE INVESTORS IN OUR COMMON STOCK

We are the successor corporation to Biodiesel Development Corporation (BDC), which raised approximately $400,000 through a prior private placement to sustain the development of the company and two years of research and development. All shareholders of BDC were given the opportunity to become our shareholders, but if we are successful and the value of our common stock is increased, it is possible that shareholders of BDC may claim they have a right to receive shares of our common stock which could dilute investors in our common stock.

WE MAY BE SUBJECT TO CLAIMS FROM THE SHAREHOLDERS OF OUR PREDECESSOR COPORATION

Controlling shareholders, directors, and officers of BDC were not required to execute any type of release and hold harmless agreements when BDC was disbanded, although certain property was transferred exclusively to Mr. Teall and has become part of our assets under agreements with Mr. Teall. There is a risk that former shareholders, directors, or offices of BDC may attempt to assert claims against us. Additionally, each member of the controlling shareholder group of BDC was given the opportunity to take some of the proprietary information of BDC (which, in great part serves as the basis of our proprietary information ) for commercial use and exploitation. However, no such person, other than Mr. Teall, has taken such proprietary information for any material use, and no such use is expected in the future.

INVESTMENT RISKS

IF A MARKET FOR OUR COMMON STOCK DOES DEVELOP, OUR STOCK PRICE MAY BE VOLATILE

There is currently no market for our common stock and a market may not develop. If a market develops, we anticipate that the market price of our common stock is likely to be highly volatile, as the stock market in general and the market for stocks traded on the Over-the-Counter Bulletin Board market tend to be highly volatile. Our common stock may not trade at the same levels of other stocks in our industry, or that stocks in general will sustain their current market prices.

The following factors will add to our common stock price's volatility:

         o actual or anticipated variations in our quarterly operating results,
         o        acceptance of our product as an alternative fuel,
         o        government regulations,
         o announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures,
         o        our capital commitments,
         o        additions or departures of our key personnel, and
         o        sales of our common stock.

         o our ability to execute our business plan and significantly grow our business;
         o our ability to negotiate agreements with existing petroleum distributors; o Our ability to generate consumer awareness for an cleaner burning fuel alternative;
         o increased competition from competitors who offer competing services; and
         o        our financial condition and results of our operations.

Many of these factors are beyond our control. These factors may decrease the market price of our common stock, regardless of our operating performance.

OUR COMMON STOCK HAS NO PRIOR MARKET, AND PRICES MAY DECLINE AFTER THE OFFERING

There is no public market for our common stock, and a market may not develop so that our stockholders will be able to liquidate their investment without considerable delay, if at all. The trading market price of our common stock may decline below the offering price. If a market should develop, the price may be highly volatile. In addition, an active public market for our common stock may not develop or be sustained. Factors such as those discussed in this "Risk Factors" section may have a significant impact on the market price of our securities. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in our common stock, the combination of brokerage commissions, state transfer taxes, if any, and other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of these securities as collateral for loans. Thus, a purchaser may be unable to sell or otherwise realize the value invested in our stock.

INVESTORS MAY FACE SIGNIFICANT RESTRICTIONS ON THE RESALE OF OUR STOCK DUE TO STATE BLUE SKY LAWS

Each state has its own securities laws, often called "blue sky laws," which (1) limit sales of stock to a state's residents unless the stock is registered in that state or qualifies for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, and the broker must be registered in that state, or otherwise be exempt from registration. We do not know whether our stock will be registered under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for our stock. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities.

Accordingly, investors should consider the secondary market for our securities to be a limited one. Investors may be unable to resell their stock, or may be unable to resell it without the significant expense of state registration or qualification.

INVESTORS MAY FACE SIGNIFICANT RESTRICTIONS ON THE RESALE OF OUR STOCK DUE TO FEDERAL REGULATIONS OF PENNY STOCK

Our stock differs from many stocks, in that it will likely initially be deemed to be a "penny stock." The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7
under the Securities Exchange Act of 1934, as amended.

Because our securities probably constitute "penny stock" within the meaning of the rules, the rules would apply to us and our securities. The rules may further affect the ability of owners of our stock to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include:

         o control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
         o manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
         o "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
         o excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
         o the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

THE OFFERING PRICE OF THE SHARES WAS NOT DETERMINED ON THE BASIS OF THE VALUE OF OUR ASSETS, OUR EARNINGS OR ANY OTHER FINANCIAL CRITERION OF VALUE AND THE PER SHARE PRICE OF OUR STOCK IN A TRADING MARKET COULD BE LOWER THAN THE ARBITRARILY DETERMINED OFFERING PRICE OF OUR SHARES

The offering price of the shares of common stock offered has been arbitrarily determined by us, and is not based on the value of our assets, earnings, book value, net worth or other financial statement criteria of value. The factors considered in determining the offering price include an evaluation of the history of and prospects for the industry in which we compete and the prospects for our future earnings. Such factors are entirely subjective, and no representations are made herein as to any objectively determinable value of the shares offered in this offering. The per share price of our stock in a trading market could be lower than the arbitrarily determined price that we have set to offer our shares in this Prospectus.

THE NET TANGIBLE BOOK VALUE PER SHARE WILL BE SIGNIFICANTLY LESS PER SHARE THAN THE OFFERING PRICE

The offering price per share of our common stock is $4.00. Assuming all the shares offered in this offering are sold, the net tangible book value per share of common stock after completion of the offering will be approximately $0.51. Purchasers of the securities offered will experience immediate and substantial dilution in net tangible book value per share of common stock of $3.49. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE BY OUR CURRENT SHAREHOLDERS MAY DECREASE THE PRICE OF OUR COMMON STOCK

If our shareholders, including the selling shareholders listed in this Prospectus, sell substantial amounts of our common stock in the public market following future offerings, then the market price of our common stock could fall. Restrictions under the securities laws and certain lock-up agreements limit the number of shares of common stock available for sale in the public market. Our selling stockholders could potentially sell an additional 4,116,941 shares into the public market which is 103% of the 4,000,000 shares being offered by us. If this were to occur, the price of our common stock is likely to be significantly impacted.


                           FORWARD-LOOKING STATEMENTS

Some of the information contained in this Prospectus contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about our industry, plans, objectives, expectations, intentions and assumptions and other statements contained in the Prospectus that are not historical facts. When used in this Prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions as well as expressions of "strategy" "corporate focus," and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

                                 USE OF PROCEEDS

The net proceeds to Biodiesel Industries, Inc. from the sale of the 4,000,000 shares of common stock offered in the Prospectus at an assumed initial public offering price of $4.00 per share are estimated to be $15,900,000, net of $100,000 in offering costs (see below).We expect to use the net proceeds from this offering in the following order of priority. Since there is no minimum investment, funds will be immediately available for our use. We have listed below how the funds will be used if 25%, 50%, 75% and 100% of the shares being offered by us in the Prospectus are sold. The estimated offering costs of $100,000 are deducted from each of the following columns:

                               25%                50%                75%                100%
                               ---                ---                ---                ----
Production facility              500,000         1,500,000           3,000,000           4,000,000
Manufacturing MPUs             2,500,000         5,000,000           7,000,000           9,000,000
Marketing                        500,000           750,000           1,000,000           1,500,000
Intellectual property/R&D        400,000           650,000             900,000           1,400,000
                          ---------------    --------------     ---------------    ----------------
                              $3,900,000        $7,900,000         $11,900,000         $15,900,000
                          ===============    ==============     ===============    ================

The foregoing represents our present intentions and best estimate with respect to the allocations of the proceeds of this offering based upon our present plans and business conditions. However, no assurances can be given that unforeseen events or changed business or industry conditions will not result in the application of the proceeds of this offering in a manner other than as described herein. Consequently, future events, including changes in our business plan, and economic, competitive or industry conditions, may make shifts in the allocation of funds necessary or desirable. If the intended use of proceeds differs from the activities listed above, we will file a post-effective amendment disclosing this change and we will discontinue the offering until the post-effective amendment is declared effective.

The estimated costs of this offering are as follows:

        Securities and Exchange Commission registration fee       $       7,760
        Transfer Agent Fees                                               2,500
        Accounting fees and expenses                                     40,000
        Legal fees and expenses                                          40,000
        Miscellaneous                                                     9,740
                                                                  --------------
        Total                                                     $     100,000
                                                                  ==============

                         PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, there has been no trading market for the shares of common stock offered. Consequently, the initial public offering price of the shares of common stock was essentially arbitrarily determined. The factors considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market. The offering price is not an indication of and is not based upon the actual value of Biodiesel Industries, Inc. The offering price bears no relationship to the book value, assets or earnings of Biodiesel Industries, Inc. or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities.

                                 DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds for use in our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by the discretion of our Board of Directors and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects and such other factors as our Board of Directors may deem relevant. The current loan agreements do not contain any restrictions on the payment of dividends.

                                 CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2002 and as adjusted to give effect to the merger with Gury HiTeck Ltd. on April 23, 2002, which as been accounted for as a reverse merger and the sale of the entire 4,000,000 shares offered in this Prospectus. The information set forth below should be read in conjunction with our financial statements and the related notes included elsewhere in this Prospectus.

                                                                              As of March 31, 2002
                                                                       ----------------------------------
                                                                            Actual        As Adjusted (1)
                                                                       ---------------- -----------------
     Long-term debt                                                    $       124,533  $        124,533

     Stockholders' equity:
         Preferred stock, $0.001 par value; 50,000,000 shares
              Authorized, 0 shares issued and outstanding                            -                 -
         Common stock, $0.001 par value; 200,000,000 shares
              authorized, 9,365,906 (actual) and 31,274,321
              (as adjusted) shares issued and outstanding              $         9,366  $         31,274
         Additional paid-in capital                                          1,599,794        17,477,886
         Accumulated deficit                                                (1,488,870)       (1,488,870)
                                                                       ---------------- -----------------
     Total stockholders' equity                                        $       120,290  $     16,020,290
                                                                       ---------------- -----------------

     Total capitalization                                              $       244,823  $     16,144,823
                                                                       ================ =================

----------------
(1) as adjusted to give effect to the issuance of 5,948,153 shares as a result of the merger with Gury HiTeck Ltd, the issuance of an additional 11,960,262 shares in connection with a 2.277 for 1 stock split of Biodiesel Industries, Inc. shares prior to the merger with Gury HiTeck Ltd. and the sale of the entire 4,000,000 shares offered in this Prospectus.

                                    DILUTION

On March 31, 2002 our proforma net tangible book value, after giving effect to the merger with Gury HiTeck Ltd. and the 2.277 for 1 stock split of the Biodiesel Industries, Inc. shares, was $120,290, or approximately $0.01 per share of common stock. "Net tangible book value" represents the tangible assets of Biodiesel Industries, Inc. less all liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the sale of 4,000,000 shares of common stock in connection with this offering at a price of $4.00 per share and the application of the net proceeds, there would be a total of 31,274,321 shares of common stock outstanding with a net tangible book value of $16,020,290 or $0.51 per share. This represents an immediate increase to existing stockholders in net tangible book value of approximately $0.50 per share and an immediate dilution to new stockholders of $3.49 per share. "Dilution" represents the difference between the offering price per share and the net tangible book value per share of common stock at March 31, 2002, after giving effect to the sale of the shares offered hereby. The following table illustrates the dilution in net tangible book value per share to new investors as of March 31, 2002, assuming all shares offered in the Prospectus are sold.


         Offering price.....................................................                $ 4.00

         Net tangible book value before offering............................     $0.01
         Increase in net tangible book value attributable to new investors..      0.50
                                                                                 ------

         Pro forma net tangible book value after the offering...............                  0.51
                                                                                            ------

         Dilution in net tangible book value to new investors...............                $ 3.49
                                                                                            ======

The following table summarizes the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from Biodiesel Industries, Inc., the total cash consideration paid, and the average cash consideration per share of common stock paid, assuming all shares offered in this memorandum are sold:

                                                                    TOTAL              AVERAGE PRICE
                                 SHARES PURCHASED               CONSIDERATION               PER
                               NUMBER        PERCENT       AMOUNT           PERCENT        SHARE
                               ------        -------       ------           -------        -----
Existing Stockholders        27,274,321       87.21%      $1,609,160        9.14%        $   0.06
New investors                 4,000,000       12.79%      16,000,000       90.86%        $   4.00
                              ---------       ------      ----------       ------

Total                        31,274,321      100.00%     $17,609,160      100.00%
                             ==========      =======     ===========      =======


STATEMENT OF OPERATIONS DATA

                                                                                                  Period
                                                                                                   From
                                                                                                 March 23,
                                     Three Months Ended                 Years Ended                1999
                                          March 31,                     December 31,          (inception) to
                                 -----------------------------  -----------------------------   December 31,
                                      2002            2001           2001            2000           1999
                                 --------------  -------------  -------------   -------------  -------------
Revenue                          $       95,969  $      15,226  $     269,657   $      11,390  $       2,996
Cost of goods sold                       64,757         15,428        314,524               -              -
Operating expenses                      239,866         36,985        684,742         158,603        419,673
Other income                             (7,281)         4,519         20,564               -              -
Net loss                         $     (215,935) $     (32,668) $    (709,045)  $    (147,213) $    (416,667)
Loss per share -
   basic and diluted             $       (0.02)  $      (0.00)  $      (0.08)   $      (0.02)  $      (0.04)


BALANCE SHEET DATA
                                                             March 31, 2002
                                                    ----------------------------
                                                          actual    as adjusted
                                                          ------    -----------
                                                                          (1)

Cash                                                $     109,945  $  16,009,945
Total current assets                                      156,350     16,056,350
Property and equipment                                    211,969        211,969
Total assets                                              368,319     16,268,319
Total current liabilities                                 123,496        123,496
Total long-term liabilities                               124,533        124,533
Stockholders' equity                                      120,290     16,020,290

--------------
(1) the as adjusted numbers give effect to sale of the entire 4,000,000 shares offered in the Prospectus resulting in proceeds to us of $15,900,000, net of $100,000 in offering costs.

                              PLAN OF DISTRIBUTION

We will sell a maximum of 4,000,000 shares of Biodiesel Industries, Inc. common stock to the public on a "self- underwritten" basis, meaning we will sell shares through our officers and directors, without an underwriter. We will wait until this Prospectus clears comments by the Securities and Exchange Commission, and then we will begin to offer our common stock only to potential buyers who qualify under the relevant exemptions provided by state "blue sky" law, and only to those persons who have first received a copy of this Prospectus. After delivery of the Prospectus, we will accept subscriptions from investors, but we will not accept payments for stock to be issued in this offering until the registration statement has been declared effective. Payments when received will be deposited into our bank account.

There can be no assurance that any of these shares will be sold. This is not an underwritten offering. If the market price of our common stock falls significantly below the $4.00 offering price in this registration statement prior to the closing date of December 31, 2002, we may be forced to withdraw the unsold shares from this offering or file a post-effective amendment to this registration statement offering the unsold shares at a lower per share price. If a post-effective registration statement is filed, we will be unable to continue the offering until such post-effective amendment is declared effective. The gross proceeds to us will be $16,000,000 if all the shares offered are sold; no commissions or other fees will be paid, directly or indirectly, to any person or firm in connection with solicitation of sales of the shares; however, we do reserve the right to pay commissions of up to 10% for broker participation. Funds raised from this offering will be applied first to pay the costs of this offering which are estimated to be approximately $100,000, and after those costs are paid the remainder of the funds raised from this offering will be used in accordance with the "Use of Proceeds" section detailed in this Prospectus.

Of the 8,116,941 shares being offered in this prospectus, 4,116,941 shares or 50.7% are being offered by our selling shareholders. The offering of shares by us and our selling shareholders will be a concurrent offering which may impact the price per shares of our common stock since the price that we are offering our shares may be undercut by our selling shareholders. We have no agreements with our selling shareholders that will prevent them from selling their shares at a price below the offering price. The shares offered by us will be sold by our officers and directors.


There is no minimum purchase requirement for this offering, and in conjunction with this no-minimum requirement, any funds received in this offering will be immediately available to us for our use, and no funds will be placed in an escrow or trust account.

Regulation M of the Securities and Exchange Act of 1934 (which replaced Rule 10b-6) may prohibit a broker-dealer from engaging in any market making activities with regard to a company's securities. Under Section 242.104 of Regulation M, stabilizing is prohibited except for the purpose of preventing or retarding a decline in the market price of a security. We do not plan to engage in any passive stabilizing activities.

The shares of common stock represented by the offering are being registered pursuant to Section 12 of the Securities Exchange Act of 1934 and Section 5 of the Securities Act of 1933, for which an exemption from registration as provided in Section 3 and Section 4 is not available.

The 4,116,941 shares of Biodiesel Industries, Inc. common stock being offered by our selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock being offered pursuant to this Prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

         o an exchange distribution in accordance with the rules of the applicable exchange,

         o        privately negotiated transactions,

         o broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share,

         o        a combination of any of these methods of sale,

         o        any other method permitted by applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this Prospectus.

The selling shareholders may also engage in puts and calls and other transactions in securities of our company or derivatives of our company securities and may sell or deliver shares in connection with these trades. The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In such event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against specified losses, claims, damages and liabilities, including liabilities under the Securities Act.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW AND BACKGROUND

Biodiesel Industries, Inc. is a successor corporation to Biodiesel Development Corporation, which raised approximately $400,000 to sustain the development of the company and two years of research and development. In December of 2000, Biodiesel Industries, Inc. was founded as a Nevada corporation with the purpose of profitably manufacturing and operating biodiesel production facilities, establishing them in strategic locations and selling biodiesel through existing petroleum distributors. We have completed our initial research and development by successfully demonstrating our technology with a process demonstration unit, and our first commercial production facility incorporating a unique modular design capable of utilizing locally available, inexpensive feedstocks.

For many years energy has been taken for granted, with reliance upon nonrenewable petroleum reserves as a predominant source for transportation, power and home heating needs. Recent market conditions and energy security concerns have created an awareness and demand for nonpolluting, renewable resources to supplement our reliance upon petroleum fuels. Petroleum diesel has provided the foundation for most major transportation modes, including heavy duty trucks and construction equipment, rail and marine shipping, home heating, as well as a large share of electrical generating capacity, especially for peak use, and emergency backup generating equipment. Petroleum diesel markets have continued to demand increasing prices with uncertain supplies, especially in the home heating market. Petroleum diesel exhaust has been declared by major regulatory agencies as a primary contributor to air pollution, and as a known human toxin and carcinogen.

Biodiesel is sold into two distinct markets: a consumer market and a mandated market. The consumer market is the general market for fuel in which the price of petroleum versus the price of biodiesel is a major factor. Where the price of biodiesel is higher than the price for petroleum diesel, the demand for biodiesel will drop dramatically. Conversely, when the price of biodiesel is equal to or less than petroleum diesel, the demand for biodiesel will increase dramatically. Short-term market fluctuations show both increase and decreases in the price of petroleum diesel.

The mandated market is composed of those fleets which are required by the Energy Policy Act of 1992 to use alternative fuels (state and federal government fleets, and fleets operated by utilities). In that market biodiesel does not compete against petroleum, but rather, it competes against the other alternative fuels such as natural gas, propane, electricity, ethanol, methanol and hydrogen. The federal use standard for biodiesel as an alternative fuel requires that the blended diesel fuel used as an alternative fuel must be composed of a minimum of 20% biodiesel and a maximum of 80% petroleum diesel (commonly known as B20). The effect of a decreasing price for petroleum diesel in mandated markets has the opposite effect upon the sale of biodiesel in consumer markets. When petroleum diesel prices go down the price of B20 goes down and makes it more competitive with the other alternative fuels. When the price of petroleum diesel goes up, the price of B20 goes up and makes it less competitive with the other alternative fuels.

Biodiesel is a nontoxic and biodegradable substitute and supplement for petroleum diesel, and is made from organic fats and oils such as virgin and recycled vegetable oils and animal fats. Even in blends as low as 20% biodiesel to 80% petroleum (known as B20), biodiesel can reduce the emission levels and toxicity of diesel exhaust. For example, carbon monoxide emissions from B20 are reduced by 12.6% compared to emissions of diesel exhaust. Biodiesel is designated under federal law as an "alternative fuel," and is registered with the United States Environmental Protection Agency as a fuel and fuel additive. It can be used in any diesel engine, without the need for mechanical alterations, and is compatible with the existing petroleum distribution infrastructure.

The biodiesel industry today is composed of relatively small players depending upon capital intensive, fixed based production facilities utilizing expensive feedstocks and incurring substantial transportation costs to deliver their products to market. Until recently biodiesel has been significantly more expensive than petroleum diesel, with little receptivity in price conscious consumer markets. We have completed a million gallon per year production facility in Las Vegas, Nevada and with prices nearly competitive with petroleum diesel, have commitments for the entire output of the facility. We recently opened the first public access biodiesel fueling station in the continental US with prices for B20 at $1.62 per gallon including road use taxes. This compares very favorably to the price for a gallon of regular unleaded gasoline which is currently selling for $1.61 per gallon.

Our business model is to enter into agreements with existing petroleum distributors that will give the distributor the preferential right to use our product in their respective distribution area. As part of these agreements we will build our modular production units on the petroleum distributor's existing facility and all of the cost of building the MPU will be funded by us. This funding will usually come directly from the distributor either in the form of a loan to us from the distributor or the distributor purchasing shares of our common stock. If the distributor loans us money to build the MPU on their facility, the promissory note will be repaid from the profits of the MPU on the distributor's facility. The product that is sold to the end consumer is usually B20, a blend of 20% biodiesel and 80% petroleum diesel. Having our MPUs at the distributor's existing production facility allows the distributor to mix the fuel on-site and not incur additional transportation costs to pick up our biodiesel. Our primary source of revenue comes from selling biodiesel that we produce in our MPU to petroleum distributors who in turn sell B20 to their customers.

Each MPU will cost approximately $300,000 to $500,000, with an additional $50,000 to $250,000 in site preparation and is capable of producing 1-3 million gallons of biodiesel fuel per year and generating annual revenue of approximately $1,400,000 to $5,200,000. We estimate that at full capacity, each MPU will generate gross profits of approximately $600,000 to $1,800,000 per year. We operate the MPU at each distributor's facility with our personnel and are responsible for all aspects of the operation of the MPU.

We generate revenue by selling our biodiesel principally to petroleum distributors that we have contracts with. These petroleum distributors in turn mix our biodiesel with their diesel fuel to form B20 that is sold to the retail and commercial consumers.

The largest cost of producing biodiesel is the feedstock. We have developed proprietary technology which now has "pending patent" status, as the result of a filed U.S. Patent application. This technology focuses upon the ability to produce biodiesel from recycled feedstocks using our MPUs, although they are capable of using virgin feedstocks as well. The feedstock used to produce biodiesel can come from used fats, oils and greases, and virgin oils. Virgin oils are pure oils such as soy that have not been used as cooking oils prior to being used to make biodiesel.

The primary market for used cooking oil has been for use as animal feed. This market has been severely impacted by Bovine Spongeform Encephalitis (BSE or Mad Cow Disease) and the resulting restrictions implemented by the United States Department of Agriculture. Grease collection companies have gone from paying restaurants for their used cooking oils, to collecting it for free, to now charging to pick it up. The commodity price for yellow grease (used cooking oil) has gone from a high of $.17 per pound to a recent low of $.06 per pound. Even though collection costs are about $.01 to $.02 per pound, the largest national grease collection companies are under severe financial pressure, and are vulnerable to new competition and/or becoming merger/acquisition targets at substantially reduced values. There is a significant difference in the price of recycled feedstock and virgin feedstock which is currently $0.06 per pound vs. $0.17 per pound

Virgin oil prices are currently around $.17 per pound, with recent highs of $.27 per pound. The use of these oils, such as soy, for making biodiesel largely depends upon government price supports and temporary commercial commodity credits.

There is a significant difference in the price of recycled feedstock and virgin feedstock which is currently $0.06 per pound vs. $0.17 per pound.

There are two major government price supports:

     o the Commodity Credit Corporation provisions of the recently passed Farm Bill (9USC 9010, http://www.usda.gov/farmbill/energy_fb.html) and

     o   the excise tax provisions contained in the pending Energy Bill (HR4).

The Commodity Credit Corporation program applies a 40% subsidy for feedstocks used in new biodiesel production. This subsidy will apply only to an increase in production at our existing facility in Las Vegas, NV, and to all new production at proposed facilities yet to be built.

The excise tax provisions in the Energy Bill provide for a $.10 to $.20 per gallon tax adjustment for B20. This will apply to all taxable fuel sold by us.

Until long-term petroleum diesel prices rise, the only economical way to make biodiesel competitive is to use recycled feedstocks and/or to opportunistically take advantage of government price supports when they are available for virgin oil feedstocks. As we build MPUs in new areas, we plan to either purchase existing companies who collect used cooking oils or enter into agreements with them to supply us with these used cooking oils.

RESULTS OF OPERATIONS

Three months ended March 31, 2002 compared to March 31, 2001
------------------------------------------------------------

Revenue for the three months ended March 31, 2002 increased by $80,743 or 530% from $15,226 for the three months ended March 31, 2001 to $95,969 for the same period in 2002. The increase is due to the completion of our Las Vegas facility in 2001 which allowed us to begin the production of biodiesel and begin generating substantially more revenue from the sale of biodiesel in the Las Vegas area.

Cost of goods sold for the three months ended March 31, 2002 increased by $49,329 or 320% from $15,428 for the three months ended March 31, 2001 to $64,757 for the same period in 2002. The increase is due principally to the increase in revenue. Cost of goods sold as a percentage of revenue decreased from 101.3% for the three months ended March 31, 2001 to 67.4% for the same period in 2002. The decrease in cost of goods sold as a percentage of revenue is due to us using more used fats, oils and greases in the production of biodiesel which is much cheaper than using virgin oils to produce biodiesel.

Operating expenses for the three months ended March 31, 2002 increased by $202,881 or 549% from $36,985 for the three months ended March 31, 2001 to $239,866 for the same period in 2002. We had just begun to produce biodiesel in the 1st quarter of 2001 and our operating expenses were relatively low. As we began to increase production our operating expenses also began to increase. The increase is principally due to an increase in selling expense of $13,742, an increase in distribution and storage of $8,377, an increase in payroll and employee benefits of $50,927 and an increase in professional and consulting fees of $120,574. The increase in selling expenses is due to us spending more money promoting our product via advertising and the increase in distribution and storage is due to the increased production of biodiesel and related costs of distributing and storing more of our product to the petroleum distributors. The increase in payroll and related benefits is due to us hiring more employees at the production facility and the increase in professional and consulting fees is due to us giving shares of our common stock to certain of our advisors for services rendered. These services were principally rendered by Mr. Haycock and Haycock Petroleum. The advisory services in first quarter of 2001 were $0 since we had fully commenced operations of our Las Vegas facility during this time period.

Other income for the three months ended March 31, 2002 decreased by $6,919 or 100% from $6,919 for the three months ended March 31, 2001 to $0 for the same period in 2002. Other income is principally fees paid to us by potential petroleum distributors to perform feasibility studies of the biodiesel market in their respective distribution areas. These fees are not part of our normal business operations, which is the production of biodiesel, and therefore are classified as other income.

Interest expense for the three months ended March 31, 2002 increased by $4,881 or 203% from $2,400 for the three months ended March 31, 2001 to $7,281 for the same period in 2002. The increase is due to the increase in notes payable issued by us during the latter part of 2001.

Net loss for the three months ended March 31, 2002 increased by $183,267 or 561% from $32,668 for the three months ended March 31, 2001 to $215,935 for the same period in 2002. The principal reason for the increase in the net loss was due to higher professional and consulting fees that were paid via the issuance of our common stock in 2002.

Year ended December 31, 2001 compared to December 31, 2000
----------------------------------------------------------

Revenue for the year ended December 31, 2001 increased by $258,267 or 2,267% from $11,390 for the year ended December 31, 2000 to $269,657 for the same period in 2001. The increase is due to the completion of our Las Vegas facility in 2001 which allowed us to begin the production of biodiesel and begin generating substantially more revenue from the sale of biodiesel in the Las Vegas area.

Cost of goods sold for the year ended December 31, 2001 increased by $314,524 from $0 for the year ended December 31, 2000 to $314,524 for the same period in 2001. The increase is due principally to the increase in revenue. Cost of goods sold as a percentage of revenue for the year ended December 31, 2001 to 116.6%. In 2001 as we began producing biodiesel we used virgin oils rather than using used fats, oils and greases which are a much cheaper source of feedstock.

Operating expenses for the year ended December 31, 2001 increased by $526,139 or 332% from $158,603 for the year ended December 31, 2000 to $684,742 for the same period in 2001. We had just begun producing biodiesel in 2001 which resulted in a significant increase in our operating expenses. The increase is principally due to an increase in selling expense of $78,614, an increase in plant expenses of $60,277, an increase in payroll and employee benefits of $31,095 and an increase in professional and consulting fees of $321,107. The increase in selling expenses is a result of increased advertising and publicity to promote our product and the increase plant expenses is a result of increased cost of running the Las Vegas production facility. The increase in payroll and employee benefits is due to the hiring of more personnel at our Las Vegas facility and the increase in professional and consulting fees is due to us giving shares of our common stock for professional services rendered valued at $405,392. These services were principally legal services rendered the our attorney during 2001. The shares issued for these services were issued to Steeplechase Investments, LLC, a company controlled by our legal counsel. In 2001 our legal fees increased due to the private placement offering, contracts with potential petroleum distributors and the merger with Biodiesel Industries, Inc. which was effected in April 2002.

Other income for the year ended December 31, 2001 increased by $38,520 or 100% from $0 for the year ended December 31, 2000 to $38,520 for the same period in 2001. Other income is principally fees paid to us by potential petroleum distributors to perform feasibility studies of the biodiesel market in their respective distribution areas. These fees are not part of our normal business operations, which is the production of biodiesel, and therefore are classified as other income.


Interest expense for the year ended December 31, 2001 increased by $17,956 from $0 for the year ended December 31, 2000 to $17,956 for the same period in 2001. The increase is due to the increase in notes payable issued by us in 2001.

Net loss for the year ended December 31, 2001 increased by $561,832 or 382% from $147,213 for the year ended December 31, 2000 to $709,045 for the same period in 2001. The principal reason for the increase in the net loss was due to higher professional and consulting fees that were paid via the issuance of our common stock in 2001 and increased selling and plant expenses.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception we have financed our operations from the sale of common stock, the issuance of notes payable and shareholder advances. Our predecessor, Biodiesel Development Corporation raised approximately $400,000 to sustain the development of the company and two years of research and development. Since the formation of Biodiesel Industries, Inc. in December 2000, we have raised approximately $350,000 in additional equity capital all of which as been received during the 4th quarter of 2001 and the 1st quarter of 2002. This capital is being used to fund working capital to sustain our operations. In addition to the equity capital already raised, we have obtained a commitment from Meaux Street Partners purchase an additional $150,000 in common stock. The per share price has not yet been determined, but will be based on the fair value of our common stock on the date the investment is made. This funding of this investment is not contingent on any events, however, we do have the option not to sell stock to this investor.

In addition to the equity capital that we have raised, we have also issued notes payable totaling approximately $350,000. The proceeds from these notes were used principally to build a MPU and for working capital. During the year ended December 31, 2001, we spent approximately $200,000 to build a MPU in Las Vegas, NV.

During 2001, we entered into agreements with three petroleum distributors:

     o   Haycock Petroleum Distributors in Las Vegas, NV.
     o   Lee Escher Oil Company in Coachella, CA.
     o   Western States Oil Co. in San Jose, CA.

Each of these companies will be the exclusive distributor of the biodiesel produced by us in their respective areas. Each would provide space at their facility for the installation and operation of a MPU operated by us. Each would, in cooperation with us, develop new markets for biodiesel within their respective regions. Each company would fund the MPU installation at their respective facilities by lending us funds for the site development costs on an 8% interest only note convertible into shares of our common stock, to be repaid (if not converted to common stock) from the our profits. Haycock Petroleum was our initial company we entered into an agreement with, and in the first quarter of 2002, exercised their option to convert their $175,000 convertible loan (plus accumulated interest) into shares of common stock.

In the 4th quarter of 2001, after advancing $125,000 towards development of the MPU for the Coachella, CA. site, Lee Escher Oil elected to withdraw from their distribution agreement. We are making payments of $3,500 per month Lee Escher Oil to repay their loan, with a balloon payment of any unpaid principal and interest on June 30, 2003.

In December 2001, Western States Oil advanced $25,000 towards the construction of an MPU for the San Jose site. The MPU for this site is under construction, with an expected delivery date in the 4th quarter of 2002.

Also, our founding stockholders also advanced approximately $143,000 to us since our inception to fund our operations. In 2000, these advances were forgiven and recorded as additional paid in capital.

We have entered into lease agreements that will require payments of approximately $1,300 per month and we are also committed to repay the note payable to Lee Escher Oil in the amount of $3,500 per month with a balloon payment representing unpaid principal and interest of approximately $90,000 on June 30, 2003.

We expect the cash on hand along with the equity capital of $150,000 already committed by an investor to be sufficient for us to continue our operations for the next 12 months. However, in order for us to execute our business plan, we will require significant equity capital to be raised over the next 12 months. We plan to raise approximately $20 million in equity capital ($16 million through this offering and $4 million from other sources) that we anticipate spending as follows:

         o $5 million to construct a manufacturing facility where we can produce the MPUs;
         o        $11 million to pay for 22 MPUs that will be placed in service;
         o $2 million to pay for marketing of biodiesel in those areas where we place MPUs; and
         o $2 million to secure and defend patents and trademarks for our intellectual property and additional research and development.

We believe that as a public company we will be successful raising the needed equity capital to execute our business plan.

                                    BUSINESS

COMPANY BACKGROUND

Biodiesel Industries, Inc. is a successor corporation to Biodiesel Development Corporation, which raised approximately $400,000 to sustain the development of the company and two years of research and development. In December of 2000, Biodiesel Industries, Inc. was founded as a Nevada corporation with the purpose of profitably manufacturing and operating biodiesel production facilities, establishing them in strategic locations and selling biodiesel through existing petroleum distributors. A strategic location is an area or region which is particularly suited for the placement of a Modular Production Unit. The alternative fuel mandates of the Energy Policy Act and the Clean Air Act apply to Metropolitan Statistical Areas (MSA), which by definition must have a population of 250,000 or more. A strategic location is an MSA with sufficient feedstock supplies for supporting the manufacturing of biodiesel. We have completed our initial research and development by successfully demonstrating our technology with a process demonstration unit, and our first commercial production facility incorporating a unique modular design capable of utilizing locally available, inexpensive feedstocks. The unique modular design is the placement of small efficient biodiesel production machinery into a standard shipping container.

In November 2000, the two principal shareholders of Biodiesel Development Corporation, Mr. Russell Teall and Mr. Christian Fleischer decided to dissolve the corporation due to differing views as to the direction of the corporation. All shareholders of Biodiesel Development Corporation, except for Mr. Fleischer were given the opportunity to become our shareholders. Upon dissolution of Biodiesel Development Corporation certain property and proprietary information was transferred exclusively to Mr. Teall and has become part of our assets under agreements with Mr. Teall. The property transferred exclusively to Mr. Teall was the Process Demonstration Unit("PDU" - 300 gallons per day) that was used as a prototype for building the larger Process Demonstration Unit (MPU - 3,000 gallons per day). In the course of building and operating the PDU, Mr. Teall developed processes, techniques and equipment that were eventually incorporated into the Modular Production Unit, which is the process for which a Patent Application has been filed by us. The subject of the patent is based on being able to produce biodiesel with relatively small equipment which can be placed in a standard shipping container. These small production units can be prefabricated at a central location and then transported by truck, rail, or ship to another location to be used for manufacturing biodiesel.

Our founder Russell Teall began work in the field of biodiesel as a marketing consultant for the National Biodiesel Board, and later went on to direct marketing and legislative efforts for a private biodiesel producer. Seeing an opportunity to improve the production and distribution of biodiesel, he began his own company. With the support of private investors and government grants, research efforts led to the successful demonstration of a "process demonstration unit" capable of making biodiesel on a small scale from a wide variety of virgin and recycled products. Biodiesel Industries, Inc. was founded in 2000 to commercialize these discoveries, leading to the first commercial modular biodiesel production facility. Construction began in December of 2000, and on December 15, 2000 we were the successful low bidder with Haycock Petroleum for a biodiesel supply agreement to the Las Vegas Valley Water District. Since then, additional municipal agencies have "piggy-backed" on the contract, including the City of Las Vegas, Clark County, the Clark County Health District, and the Clark County School District. There are now over 1,000 government fleet vehicles running on biodiesel in the Las Vegas area.

On December 1, 2000 we entered into a distribution agreement with Haycock Petroleum of Las Vegas, Nevada to construct a biodiesel plant based upon our design for a Modular Production Unit capable of producing 1,000,000 gallons of biodiesel annually. The plant was completed and operational on February 14, 2001.

On December 15, 2000 Haycock Petroleum and we were the successful bidders for a municipal contract in the Las Vegas area for biodiesel beginning March 1, 2001. The contract with the Las Vegas Valley Water District formed the basis for additional municipalities to "piggy back" on it, leading to additional supply agreements with the Cities of Las Vegas and Henderson, the Clark County Health Department, and the Clark County School District. These contracts now exceed the production capability of the original MPU, and expansion plans are now being implemented. Additional interest in Northern Nevada, following the award of the contracts in Southern Nevada, led to us establishing our second distributorship with Western Energetix, a division of Berry Hinckley Industries, a large petroleum distributor based in Sparks, Nevada. Together with Western Energetix, we opened the first public access biodiesel station in the continental United States using recycled cooking oils as a feedstock. The retail price of $1.62 per gallon for the B20 blend (20% biodiesel and 80% petroleum diesel) was within the competitive price range for regular petroleum diesel selling in the area. This compares very favorably to the price for a gallon of regular unleaded gasoline which is currently selling for $1.61 per gallon. Another first for us was the launching of the "Bio Bug," a biodiesel powered VW Beetle that was purchased by the Nevada State Energy Office. The Bio Bug was driven across the United States to be displayed in Philadelphia at the National Clean Cities Conference and then driven back to Nevada, all the time running on biodiesel produced by our plant in Las Vegas.

On July 5, 2001 we entered into a Memorandum of Understanding with Detroit Edison's ("DTE") Biomass Energy division for the purpose of jointly proposing the co-location of methane gas recovery and biodiesel production at four landfill sites in Seattle, Salt Lake City, Portland and Phoenix. DTE is the seventh largest publicly held electric utility in the United States.

Since we began production at our first plant in Las Vegas, substantial inquiries for additional plants have been received from over 35 countries, and from dozens of petroleum distributors in the United States.

Our major customers for biodiesel in Las Vegas are the City of Las Vegas, Clark County, Las Vegas Valley Water District, Clark County Sanitation District, Clark County School District and other government fleets. The relatively small number of customers is because the individual volume of each customers is large. All of these customers are committed to purchase biodiesel under contract from our petroleum distributor, Haycock Petroleum, which in turn is committed to purchase the biodiesel portion of the B20 from us. All of these customers are fiscally stable.

As of June 30, 2002, we employed a totaled of 9 full time personnel - 3 officers and 6 personnel that operate the Las Vegas MPU.

INDUSTRY BACKGROUND

The diesel engine was invented by Dr. Rudolph Diesel in Germany. When Dr. Diesel's engine was shown at the Paris World Fair, it was run on peanut oil, the original "diesel fuel." Because of the prevalence and price of petroleum products, diesel fuel soon came to be accepted as a petroleum product. Although straight vegetable oil will run in a diesel engine, compounds in the oil lead to injector "coking" and eventual engine failure. By chemically removing these compounds and replacing them with oxygen, a clean burning vegetable oil based alternative to petroleum diesel is now available.

Biodiesel has been widely used in Europe since the end of World War II, and there have been hundreds of millions of miles successfully traveled using biodiesel. Biodiesel use in the United States started to become more prevalent in the early 1990's, and has been heavily supported and promoted by the biodiesel trade association, the National Biodiesel Board. During past several years over $20 million has been expended by the NBB in the testing, demonstration, and promotion of biodiesel. A successful legislative effort supported in part by the NBB in cooperation with the American Soybean Association has resulted in legislation and executive orders favorable to biodiesel and mandating the use of alternative fuels.

Standards for biodiesel intended to be used as a transportation fuel have been approved by the American Society for Testing and Materials (ASTM PS 121), an organization composed of technical experts from most major engine manufacturers, petroleum companies and other interested parties. As such, biodiesel is recognized and accepted by most major manufacturers. Biodiesel is no longer an experimental fuel, and has been recognized by the US Department of Energy as the fastest growing alternative fuel in the United States.

Last year over 36 billion gallons of petroleum diesel were used for transportation in the US. As part of a US Department of Energy grant, we have tested a wide variety of recycled vegetable oils (used french fry oil, milk fats, grease trap materials) and identified potentially over 800 million gallons of recycled materials annually which could be used for making biodiesel. While this represents less than 3% of the total diesel market, it represents a substantial market opportunity for hundreds of our Modular Production Units. Additionally, there are several billion gallons of virgin vegetable oils that can be used to make biodiesel profitably and affordably as petroleum prices continue to rise.

For many years energy has been taken for granted, with reliance upon nonrenewable petroleum reserves as a predominant source for transportation, power and home heating needs. Recent market conditions and energy security concerns have created an awareness and demand for nonpolluting, renewable resources to supplement our reliance upon petroleum fuels, as summarized in President Bush's recent energy policy recommendations.

Petroleum diesel has provided the foundation for most major transportation modes, including heavy duty trucks and construction equipment, rail and marine shipping, home heating, as well as a large share of electrical generating capacity, especially for peak use, and emergency backup generating equipment. Petroleum diesel markets have continued to demand increasing prices with uncertain supplies, especially in the home heating market. Petroleum diesel exhaust has been declared by major regulatory agencies as a primary contributor to air pollution, and as a known human toxin and carcinogen.

Biodiesel is sold into two distinct markets: a consumer market and a mandated market. The consumer market is the general market for fuel in which the price of petroleum versus the price of biodiesel is a major factor. Where the price of biodiesel is higher than the price for petroleum diesel, the demand for biodiesel will drop dramatically. Conversely, when the price of biodiesel is equal to or less than petroleum diesel, the demand for biodiesel will increase dramatically. Short-term market fluctuations show both increase and decreases in the price of petroleum diesel.

The mandated market is composed of those fleets which are required by the Energy Policy Act of 1992 to use alternative fuels (state and federal government fleets, and fleets operated by utilities). In that market biodiesel does not compete against petroleum, but rather, it competes against the other alternative fuels such as natural gas, propane, electricity, ethanol, methanol and hydrogen. The federal use standard for biodiesel as an alternative fuel requires that the blended diesel fuel used as an alternative fuel must be composed of a minimum of 20% biodiesel and a maximum of 80% petroleum diesel (commonly known as B20). The effect of a decreasing price for petroleum diesel in mandated markets has the opposite effect upon the sale of biodiesel in consumer markets. When petroleum diesel prices go down the price of B20 goes down and makes it more competitive with the other alternative fuels. When the price of petroleum diesel goes up, the price of B20 goes up and makes it less competitive with the other alternative fuels.

Biodiesel is a nontoxic and biodegradable substitute and supplement for petroleum diesel, and is made from organic fats and oils such as virgin and recycled vegetable oils and animal fats. Even in blends as low as 20% biodiesel to 80% petroleum (known as B20), biodiesel can reduce the emission levels and toxicity of diesel exhaust. For example, carbon monoxide emissions from B20 are reduced by 12.6% compared to emissions of diesel exhaust. Biodiesel is designated under federal law as an "alternative fuel," and is registered with the US Environmental Protection Agency as a fuel and fuel additive. It can be used in any diesel engine, without the need for mechanical alterations, and is compatible with the existing petroleum distribution infrastructure.

The biodiesel industry today is composed of relatively small players depending upon capital intensive, fixed based production facilities utilizing expensive feedstocks and incurring substantial transportation costs to deliver their products to market. Until recently, biodiesel has been significantly more expensive than petroleum diesel, with little receptivity in price conscious consumer markets.

MANDATE FOR ALTERNATE FUEL

President George H.W. Bush signed into law in 1992 the Energy Policy Act (EPACT). After our experience in the Gulf War EPACT was designed to reduce our dependence upon foreign oil (which has now grown to over 50%) with domestically produced, environmentally friendly "alternative fuels." These fuels are specifically designated under law and include natural gas, propane, ethanol, methanol, hydrogen, electricity, and biodiesel. Unlike most other alternative fuels, biodiesel can run in any existing vehicle without the need for costly infrastructure modifications to the vehicle, fueling stations and maintenance facilities. The inclusion of biodiesel as a designated alternative fuel was formalized in June of 2001 with the signature of President George W. Bush. The effort to finalize biodiesel's status as an alternative fuel was supported by our founder Russell Teall as the Chairman of the NBB's Legislative and Regulatory Affairs Committee. As a result, vehicle fleets currently required to purchase light duty alternative fueled vehicles under the Energy Policy Act of 1992 will now be allowed to purchase biodiesel fuel as an alternative.

The Energy Policy Act of 1992 did not originally include biodiesel as designated alternative fuel. The designation for B100 (100% pure biodiesel) occurred in 1994, and in 1998 an additional legislative change provided additional alternative fuel vehicle credits for B20 fuel use (a blend of 20% biodiesel with 80% petroleum diesel). As a legislative change it was necessary to have implementing regulations promulgated by the US Department of Energy after a series of public notices and meetings. This extensive process took until January 2001 when the final rules for implementing the 1998 changes were published. These final rules were approved by President Bush in June of 2001. The significance of this action is that it changed an underlying requirement of the Energy Policy Act that alternative fuel vehicle credits would only be given for the purchase of alternative fuel vehicles and not for alternative fuel usage. The result of this policy was that mandated fleets were purchasing vehicles capable of running on both alternative and conventional fuels, and then only running them on conventional fuels. Since the purpose of the Energy Policy Act is to reduce our dependence on foreign oil, the net effect of the US Department of Energy policy was to create fleets of alternative fuel vehicles that did nothing to displace foreign oil. Congress rectified this policy by legislatively mandating that actual biodiesel use in conventional diesel vehicles should result in alternative fuel vehicle credits. The legislative directive now awards one AFV credit for each 450 gallons of B100 used in blends of at least 20% or higher.

Recent legislation has been introduced in the US Senate to mandate the use of biodiesel in a 2% blend in all diesel used for transportation uses nation-wide. This would require the production of at least 720 million gallons of biodiesel annually. Current production estimates for the entire biodiesel industry are estimated by the NBB at 20 million gallons per year. Whether this legislation, or similar legislation pending in several states, passes or not, it is an indicator of potential legislative support which needs to be nurtured with an aggressive government affairs program. We are committed to continuing our efforts in this arena.

On the state level, the California Air Resources Board recently declared petroleum diesel exhaust to be a known toxic and carcinogenic substance. We believe that a substantial market opportunity exists as mandates for cleaning up "dirty diesel" are developed in California to deal with this problem. Biodiesel is the only alternative fuel to have completed the health effects testing requirements of the Clean Air Act amendments of 1990. Those test results show it is non-toxic, biodegradable, and free of sulfur. The National Renewable Energy Lab estimates the cancer-causing potential of biodiesel exhaust is 94 percent less than that of petroleum diesel.

Existing and proposed government regulations encourage the use of biodiesel as explained above. Environmental regulations, principally the Clean Air Act and its amendments require state and local governments to mitigate air pollution. Approved programs are part of the State Implementation Plan (SIP) which must follow criteria set forth by the US Environmental Protection Agency in its regulations. Biodiesel is registered as a fuel and fuel additive with the USEPA and can be included as part of a SIP.

Additionally, US Department of Energy lifecycle analysis shows that biodiesel use as compared to petroleum diesel results in an 80 percent reduction in carbon dioxide, the primary greenhouse gas contributing to global warming. Recently, USDA tests corroborated other studies and confirmed that biodiesel is less toxic than table salt and biodegrades as quickly as sugar. Tests have also discovered that using biodiesel could result in a 100% reduction in carcinogens, a 95% reduction in ozone harmful hydrocarbons and up to a 94% reduction in particulate matter, thereby reducing cancer risks. In addition, many new laws and legislation are being passed which mandate either partial or full use of biodiesel. The above mentioned tests were conducted by the National Biodiesel Board.

During the year ended December 31, 2001 we spent approximately $5,000 for membership in the National Biodiesel Board, which is the professional association that promotes the development of our product. In addition, Mr. Teall, in his capacity as CEO, traveled to Washington D.C. and Sacramento, CA to discuss pending legislation with national and California government representatives. Other than the travel costs associated with traveling to Washington, D.C. and Sacramento, CA, there were no other expenditures for legislative programs.

BUSINESS MODEL

Our business model is to enter into agreements with existing petroleum distributors that will give the distributor the preferential right to use our product in their respective distribution area. As part of these agreements we will build our modular production units on the petroleum distributor's existing facility and all of the cost of building the MPU will be funded by us. This funding will usually come directly from the distributor either in the form of a loan to us from the distributor or the distributor purchasing shares of our common stock. If the distributor loans us the money to build the MPU on their facility, the promissory note will be repaid from the profits of the MPU on the distributor's facility. The product that is sold to the end consumer is usually B20, a blend of 20% biodiesel and 80% petroleum diesel. Having our MPUs at the distributor's existing production facility allows the distributor to mix the fuel on-site and not incur additional transportation costs to pick up our biodiesel. Our primary source of revenue comes from selling biodiesel that we produce in our MPU to petroleum distributors who in turn sell B20 to their customers. The shelf live of biodiesel is approximately 6 months.

Each MPU will cost approximately $300,000 to $500,000, with an additional $50,000 to $250,000 in site preparation and is capable of producing 1-3 million gallons of biodiesel fuel per year and generating annual revenue of approximately $1,400,000 to $5,200,000. We estimate that at full capacity, each MPU will generate gross profits of approximately $600,000 to $1,800,000 per year. These revenue and gross profit projections are based on the following:

         o Each MPU is able to generate 1 million gallons of biodiesel per year per 8 hour shift (3 million gallons per year if we run 3 shifts per day);
         o We are able to sell biodiesel to the distributors we have agreements with for at least $1.40 per gallon;
         o We are able to collect enough used fats, oils and greases to produce biodiesel which is approximately 1/3 the cost of using virgin oils;

We operate the MPU at each distributor's facility with our personnel and are responsible for all aspects of the operation of the MPU. We will operate the MPUs to produce biodiesel which is then stored in a distribution tank owned by us. We employ and manage all personnel involved in this process. The petroleum distributor receives the biodiesel from the distribution tank by driving a petroleum transport truck to our distribution tank. The transport is filled by our employees with the cooperation of the petroleum distributor's employee. The blending of biodiesel and petroleum diesel to form B20 is done by the distributor. The petroleum distributor is then billed for the amount of biodiesel received. The biodiesel becomes the property of the petroleum distributor once it is received by the petroleum distributor in their transport.

There are several advantages of building MPUs rather than building a large production facility that is centrally located. First, MPUs are much cheaper to build. The total cost of building an MPU is approximately $500,000 compared to $5 - 10 million to build a large production facility. Second, MPUs can be placed on a distributor's existing facility which significantly reduces the transportation cost of bringing the biodiesel to the distributor to mix with existing petroleum diesel. Third, MPUs can either be added or moved to another location based on market demand.

We have developed proprietary technology which now has "pending patent" status, as the result of a filed U.S. Patent application. This technology focuses upon the ability to produce biodiesel from recycled feedstocks using our MPUs, although they are capable of using virgin feedstocks as well. The feedstock used to produce biodiesel can come from two sources:

         o        used fats, oils and greases
         o        virgin oils

We expect to receive a decision on our patent within the next 12 months.

A recent study by the United States Department of Energy estimates that there are approximately 800 million gallons of used fats, oils and greases generated in the United States every year, and nearly 3 billion gallons of vegetable oils.

The primary market for used cooking oil has been for use as animal feed. This market has been severely impacted by Bovine Spongeform Encephalitis (BSE or Mad Cow Disease) and the resulting restrictions implemented by the United States Department of Agriculture. Grease collection companies have gone from paying restaurants for their used cooking oils, to collecting it for free, to now charging to pick it up. The commodity price for yellow grease (used cooking oil) has gone from a high of $.17 per pound to a recent low of $.06 per pound. Even though collection costs are about $.01 to $.02 per pound, the largest national grease collection companies are under severe financial pressure, and are vulnerable to new competition and/or becoming merger/acquisition targets at substantially reduced values. We have identified several oil collection companies for possible acquisition but have not yet initiated any negotiations with them.

Virgin oil prices are currently around $.17 per pound, with recent highs of $.27 per pound. The use of these oils, such as soy, for making biodiesel largely depends upon government price supports and temporary commercial commodity credits.

There are two major government price supports:

         o the Commodity Credit Corporation provisions of the recently passed Farm
         o Bill (9USC 9010, http://www.usda.gov/farmbill/energy_fb.html) and the excise tax provisions contained in the pending Energy Bill (HR4).

The Commodity Credit Corporation program applies a 40% subsidy for feedstocks used in new biodiesel production. This subsidy will apply only to an increase in production at our existing facility in Las Vegas, NV, and to all new production at proposed facilities yet to be built.

The excise tax provisions in the Energy Bill provide for a $.10 to $.20 per gallon tax adjustment for B20. This will apply to all taxable fuel sold by us.

Until long-term petroleum diesel prices rise, the only economical way to make biodiesel competitive is to use recycled feedstocks and/or to opportunistically take advantage of government price supports when they are available for virgin oil feedstocks. Biodiesel can be produced by using either recycled feedstock, virgin oils or a combination used and virgin oils. As we build MPUs in new areas, we plan to either purchase existing companies who collect used cooking oils or enter into agreements with them to supply us with these used cooking oils.

We collect our own used cooking oils directly from local restaurants and resorts using a three year collection contract where possible. We do not pay for the used cooking oil, and are currently picking it up from the source at no charge to the restaurant or resort.


STRATEGY

For many years energy has been taken for granted, with reliance upon nonrenewable petroleum reserves as a predominant source of energy for transportation, electrical generation and home heating needs. Recent market conditions and energy security concerns have created an awareness and demand for nonpolluting, renewable resources to supplement our reliance upon petroleum fuels.

Petroleum diesel has provided the foundation for most major transportation modes (including heavy duty trucks and construction equipment, rail, and marine shipping), home heating, as well as a large share of electrical generating capacity (especially for peak use, and emergency backup generating equipment). Last year over 36 billion gallons of diesel fuel were used for transportation needs in the United States alone. Petroleum diesel markets have continued to demand increasing prices with uncertain supplies. Petroleum diesel exhaust has been declared by major regulatory agencies as a primary contributor to air pollution and as a known human toxin and carcinogen.

We plan to tap into this 36 billion gallon per year diesel fuel market by placing our MPUs in Metropolitan Statistical Areas (MSAs) or Consolidated Metropolitan Statistical Areas (CMSAs). There are currently 261 MSAs and 19 CMSAs in the United States. These have a minimum population of 250,000 residents, with some, such as New York, Los Angeles and Chicago, having substantially more.

For our initial growth phase, we have categorized our prospects into four tiers.

         o Tier One -- MPUs that are currently operating and producing revenue. We currently only have one project in this category, which is our Las Vegas facility.
         o Tier Two - Projects where contracts have been signed and our strategic partners have spent money. We have three projects in this tier: an agreement with Western States Oil to build an MPU in San Jose, CA; an agreement with Biodiesel Industries of Australia (a company in which we have a 10% ownership interest) to build MPUs in Australia and New Zealand; and, an agreement with the US Navy to build a MPU in Ventura, CA.
         o Tier Three - Projects where contracts have been signed, but money has not been spent. We have three projects in this tier: an agreement with Western Energetix to build a MPU in Reno, NV; and agreement with Detroit Edison to build MPUs in Seattle, WA, Portland, OR, Salt Lake City, UT and Phoenix, AZ; and an agreement with a private group to build MPUs in Argentina which is Grupo Alear.

         o Tier Four - Projects that we are currently negotiating. We currently have approximately 75 agreements that we are working to complete.

Listed below are the timing and amounts expensed for Tiers Two and Three:

Tier Two

         o We have received $25,000 from Western States Oil in January 2002 to begin the permitting process for an MPU in San Jose, CA. Permit applications have been completed and filed with the City of San Jose, CA with action expected within the next 30-60 days. Once permits are granted, construction will begin.

         o Biodiesel Industries of Australia (a company in which we have a 10% ownership interest)- BIA will build MPUs in Australia and New Zealand; Construction of the MPU has been commenced in Bakersfield, CA and is nearly 50% complete. Site preparation and permitting are underway in Australia. Shipping of the MPU to Australia will occur sometime in September/October with final commissioning on site by the end of 2002.

         o The US Navy to build a MPU in Ventura, CA. The Navy is completing the Environmental Assessment required for siting a plant on Navy property. A site has been identified at the naval base in Ventura, CA and is expected that construction will commence during the September/ October time period.

Tier Three

         o Western Energetix to build a MPU in Reno, NV. Government fleets in the area are beginning to purchase biodiesel from Western Energetix. We are having discussions in August 2002 to determine a start date for construction. Permits have not been filed and so this project could take up to six months to complete if an agreement is reached.

         o        Detroit Edison to build MPUs in several states.

                    o Seattle WA -- DTE is working to establish a landfill gas project with King County, but is in a dispute over the bid process used.

                    o Portland, OR - DTE is exploring sites along the Columbia River and fleet use of biodiesel is increasing. No site has yet been identified.

                    o Salt Lake City, UT - DTE was awarded the landfill gas contract and will be developing a site in Salt Lake City. Since biodiesel was not included in the original bid request another request for proposal is being developed to include biodiesel. Since we have an exclusive agreement with DTE, we will be the sole source for this request for proposal.

                    o Phoenix, AZ - DTE already has an operational landfill gas project at the Salt River Indian Reservation outside of Phoenix. Representatives for the tribe have toured our Las Vegas facility and made a report to the tribal council. They have indicated an interest in pursuing this further.

         o Grupo Alear to build MPUs in Argentina - Grupo Alear has commissioned us to undertake a feasibility study which has been completed and is favorable for the development of biodiesel in Argentina. Grupo Alear is lining up its financing to proceed further with this project.

Over the next 12 months we plan to spend the approximate $16 million raised from this equity offering and an additional $4 million raised from other sources (including, but not limited to conventional debt financing from lending institutions, industrial revenue bonds, or convertible notes with petroleum distributors) as follows:

         o $5 million to construct a manufacturing facility where we can produce the MPUs;
         o        $11 million to pay for 22 MPUs that will be placed in service;
         o $2 million to pay for marketing of biodiesel in those areas where we place MPUs; and
         o $2 million to secure and defend patents and trademarks for our intellectual property and additional research and development.

After the first 12 months and for the next 48 months, we may need to raise additional equity capital to further expand our operations. This may require us to raise approximately $300 million that will allow us to expand our manufacturing facility, place 180 MPUs into production and provide working capital and marketing funds to support our expanding operations.

                                    PROPERTY

We currently own one manufacturing production unit that is located in Las Vegas, Nevada.

                                LEGAL PROCEEDINGS

We are not a party to any pending legal proceeding or litigation, and none of our property is the subject of a pending legal proceeding. Further, the officers and directors know of no legal proceedings against us or our property contemplated by any person, entity or governmental authority.

                                   MANAGEMENT

The following table sets forth certain information with respect to our directors, executive officers and key employees.

           NAME               AGE                        POSITION
           ----               ---                        --------

Russell T. Teall, III         50        Chairman, President, and Chief Executive
                                        Officer

Christy Teall                 52        Director, Secretary and Treasurer

Michael E. Cassady            52        Director

John J. Haycock               46        Director

Del Roberts                   64        Vice President - Finance

Dale S. Schutte               68        Chief Engineer

RUSSELL T. TEALL, III, CHAIRMAN OF THE BOARD, CEO/PRESIDENT - Mr. Teall has seven years of experience in all aspects of the biodiesel industry. Mr. Teall has been employed by Biodiesel Industries and its predecessors as the Chief Executive Officer since 1999. From 1997 to 1999 he was a consultant for NOPEC, a biodiesel producer that was based in Lakeland, FL. He is the former Vice-Chairman of the National Biodiesel Board ("NBB", the trade association for the biodiesel industry in the US), former Chairman of NBB's legislative/regulatory committee, and currently sits on NBB's board of directors. Prior to co-founding Biodiesel Industries, he was the Director of Legislative Affairs and Marketing for a competing biodiesel manufacturer and provided marketing research for the National Biodiesel Board. Mr. Teall is a graduate of the University of California at Berkeley's School of Law (Boalt Hall, 1977) and has held positions with the California Attorney General's Office, the U.S. Congress and with a private firm as a litigation attorney. Formerly the president of the National Boat Owners Association, he has directed various international tourism and environmental projects, and participated in numerous international trade missions (Japan, Argentina, Cuba, England, France, Germany and Italy) as a representative for the State of Florida (under then Secretary of Commerce, Jeb Bush) and for his own private business interests. Mr. Teall devotes 100% of his time to Biodiesel Industries.

CHRISTY TEALL, DIRECTOR, SECRETARY/TREASURER - For the twenty years Ms. Teall has served as the publisher for Teall's Guides, Inc., an advertising based marine recreation guide based in the Florida Keys, and as the secretary/treasurer of Biodiesel Industries and its predecessors since 1999. Ms. Teall is a graduate of the University of California at Santa Barbara, with masters degree studies at JFK University. She has held numerous management support positions in the US Congress and in private firms specializing in property development and legal practice. She has also been involved with the biodiesel industry for the past three years, participating in marine marketing studies for the National Biodiesel Board and serving as the secretary/treasurer of the Biodiesel and person in charge of investor relations. Ms. Teall devotes 100% of her time to Biodiesel Industries.

MICHAEL E. CASSADY, DIRECTOR - For the past 30 years Mr. Cassady has held various financial and business positions. He began his finance experience as a U.S. Army Finance Officer overseas, and over the years has worked as a commercial and real estate lender for two of the largest banks in the United States. For the past five years he has served as First Vice President, Northern California Construction Manager for the United Commercial Bank specializing in serving the Chinese community. In these various capacities he managed staffs of professionals, and portfolios in excess of $100,000,000. He graduated with High Honors from San Diego State University, and subsequently received a Master of Business Administration from the University of Santa Clara. He resides with his wife and daughter in Northern California where they are active in their church.

JOHN J. HAYCOCK, DIRECTOR - Mr. Haycock has been the chief executive officer of Haycock Petroleum since 1984. Mr. Haycock graduated from Brigham Young University with a B.A. in Business and Marketing and served a 2-year L.D.S. mission to Australia. He is a lifetime resident of Las Vegas, Nevada and graduated from Valley High School, Las Vegas, Nevada. He currently serves as:

     o President and Chief Executive Officer of Haycock Petroleum Company, a multi-state marketer of commercial petroleum products and related services.
     o Member of the Board of Directors and Owner of Service Station Management Company, a developer and operator of retail service facilities and convenience stores in Southern Nevada.
     o Member of the Board of Directors and Officer of S.S.M. Gaming, a regional gaming company and slot route operator.
     o Chairman of The Board of The Las Vegas Monorail Company; a non-profit corporation appointed by the Governor to construct, own and operate a fixed guideway mass transit system in Las Vegas.
     o Member of the Board of Directors and Officer of Chevron Petroleum Marketers Association (C.P.M.A.).
     o   Member and Past President of the Nevada Petroleum Marketers Association

    o Chairman of the Board of the Nevada State Petroleum Fund; a board created by the State Legislature to oversee claims and distribute funds in connection with petroleum related environmental remediation.

Mr. Haycock's Civic involvement includes:

     o   Member of the Board of Advisors of Utah Valley State College, Orem,
         Utah.
     o   Member and Officer of the Nevada Chapter of Y.P.O.
     o   Member of the Board of Trustees of Variety Children's Charities, Tent
         39
     o   Member of the Board of Directors of the Las Vegas Y.M.C.A.
     o   Member and Past President of the Las Vegas Southwest Rotary Club

Mr. Haycock has been involved with Biodiesel Industries' commercialization project from its inception and has provided a wealth of good advice and counsel based upon years of experience in the petroleum industry and as an entrepreneur.

DEL ROBERTS, VP OF FINANCE - Mr. Roberts is primarily responsible for all functions of accounting, bookkeeping and payroll, as well as his primary role of managing the company's finances. He coordinates all efforts regarding invoicing and the closing of client files, reconciling banking transactions, evaluating insurance coverage and programs, performing accounts payable and backing-up accounting and other sensitive computer files. He has many years of finance related experience, serving most recently as the CFO for the Alan Waxler Group, a Las Vegas Destination Management company (1999 to 2002). From 1996 to 1999, he was Director of Administration and Accounting for the Las Vegas branch of CALPLY, Inc., a privately owned, California based wholesale building materials supply company with gross annual sales of approximately $100 million. His financial background also includes a Master of Arts in Finance degree from the University of Oklahoma. Other professional experiences included working as a Project Manager on the guidance system for the M-X Intercontinental Ballistic Missile system and other aerospace programs at Northrop Electronics Division. He also served 28 years in the US Air Force, traveling extensively in Europe and Asia in the military intelligence field. He also holds a Master of Science in System Management degree from the University of Southern California. Mr. Roberts devotes 100% of his time to Biodiesel Industries.

DALE S. SCHUTTE, CHIEF ENGINEER - Mr. Schutte is responsible for the assembly and fabrication of Biodiesel Industries' modular production systems. He is the owner of the Fossil Rock Mining Co. and has been a Solar Energy and Renewable Energy consultant for the past 12 years. Mr. Schutte has been retired for the past five years except for services provided to Biodiesel Industries and its predecessor as a chief engineer (2000 to 2002). His extensive technical experience includes:

     o Electronic Engineer for the U.S. Dept. of Reclamation, 8 years. Designed, installed and maintained Supervisory Control and Data Acquisition equipment (SCADA) for the Yuma Desalinization Plant, Imperial Dam, Yuma Mesa Pumping Plant, and Yuma Mesa well field.

     o Electronic Engineer/Technician, 15 years, for the Dept of Defense at the Yuma Proving Grounds. Designed, installed, operated and maintained computer controlled data acquisition and telemetry equipment for the U.S. Army's early testing of the Global Positioning System (GPS) and numerous drone aircraft vehicles. Designed numerous interface hardware and wrote all the computer software for these systems.

     o Electronic Technician for Lockheed Missile and Space Systems, RCA Service Corp. and Fairchild Stratus Corp. 11 years. Responsible for installation and testing of Inertial Navigation and autopilot systems for the Atlas Missile, Polaris Missile and the SD-5 drone aircraft. Installed and tested Automatic Programmed Checkout Equipment (APACHE). Instructor for guided missile control systems for the U.S. Air Force 4 years. 1953 to 1957.

Mr. Schutte devotes approximately 10% of his time to Biodiesel Industries.

Each of the above directors was appointed on April 22, 2002 and each of their terms will expire on June 30, 2003.

Russell and Christy Teall are husband and wife and have been married for 29 years. Mr. Cassady is the husband of Ms. Teall's sister, Nancy Cassady.

COMPENSATION OF DIRECTORS

Each director is compensated in the amount of One Thousand Dollars ($1,000) for each Board meeting attended. All directors also receive reimbursement for reasonable out-of-pocket expenses incurred in attending Board meetings, and for promoting our business. From time-to-time we may engage certain members of the Board to perform services on our behalf. In such circumstances, we compensate the Board members for their services at rates no more favorable than could be obtained from unaffiliated parties. Other than the employment agreement with Mr. Teall, we do not have any arrangements for services from other directors. During the quarter ended March 31, 2002, Mr. Haycock was issued 256,331 shares of common stock for services valued at $112,574. These shares were granted to Mr. Haycock for services provided by Haycock Petroleum employees and for consulting fees associated with the successful defense against a bid protest launched by River City Petroleum regarding the award to Haycock Petroleum by the Las Vegas Valley Water District.

                             EXECUTIVE COMPENSATION

The following table sets forth the annual compensation paid to executive officers of Biodiesel Industries, Inc. for the fiscal years ended December 31, 2001 and 2000. No other executive officer received salary and bonus compensation in excess of $100,000 in the two most recent completed fiscal years.

                                     Annual Compensation                         Long-Term Compensation
                      --------------------------------------------------    ---------------------------------
                                                              Other         Restricted
Name and                                                      Annual          Stock        Stock
Principal                       Salary         Bonus       Compensation       Awards      Options      Other
Position              Year        ($)           ($)             ($)             ($)          ($)        ($)
------------------    ------    ---------     --------     -------------    ----------    --------     ------
Russell T. Teall,     2001        43,600            -             1,559             -           -          -
Chairman,             2000         5,000            -             1,040             -           -          -
President & CEO


EMPLOYMENT AGREEMENT

On 30 September 2001, we entered into an employment agreement with our Chairman and Chief Executive Officer, Russell T. Teall, III. The agreement provides for an initial four (4) year term, and an initial annual base salary of Two Hundred Fifty Thousand Dollars ($250,000). The agreement also provides for a bonus payable in the discretion of the Board, salary and bonus reviews at least annually, cash severance benefits, and options to be granted in the discretion of the Board. To date, Mr. Teall has been paid minimal salary under the agreement, and all amounts not yet paid shall not accrue to Mr. Teall. We will begin paying Mr. Teall amounts due under the agreement only when we are in a financial position to do, which decision will be made by the Board acting in good faith.

                              CERTAIN TRANSACTIONS

We issued 18,216,000 shares of common stock as founder shares to Russell and Christy Teall in exchange for their transfer of all proprietary rights and related items they possessed in regard to biodiesel.

We were obligated to stockholders in the amount of $137,263 for funds advanced for working capital. During the year ended December 31, 2000, the stockholders advanced an additional $6,000 for operating purposes. These advances bore no interest and were due upon demand. Upon the decision to dissolve Biodiesel Development Corporation, the balance of $143,263 was forgiven by the stockholders and contributed to additional paid-in capital.

Biodiesel Development Corporation was dissolved and a new corporation, Biodiesel Industries, Inc. was formed in November 2000. Upon dissolution of Biodiesel Development Corporation, its stockholders and all others who owned equity instruments received the same type and number of shares and/or instruments of Biodiesel Industries, Inc. on a one-for-one basis with the exception of Biodiesel Development Corporation's co-founders, Christian Fleischer and Russ Teall. Other than this, the stockholders of Biodiesel Development Corporation had the same ownership percentage in Biodiesel Industries, Inc. after the transaction.

We entered into a convertible note payable with Haycock Petroleum Distribution totaling $175,000, bearing interest at the rate of 8% per annum. This note and accrued interest were converted into 426,769 shares of common stock during the quarter ended March 31, 2002. The owner of Haycock Petroleum Distribution is a member of our board of directors. In addition during the quarter ended March 31, 2002, Mr. Haycock was issued 256,331 shares of common stock for services rendered to the Biodiesel valued at $112,574. The value of services rendered was based on the fair value the services provided by Mr. Haycock. The number of shares issued to Mr. Haycock was based on a share price of $.44 per share which was the per share value being received in a recent private placement offering.

                     PRINCIPAL AND SELLING SECURITY HOLDERS

The following table sets forth, as of June 5, 2002, Biodiesel's outstanding common stock owned of record or beneficially by each executive officer and director and by each person who owned of record, or was known by Biodiesel to own beneficially, more than 5% of its common stock, and the shareholdings of all executive officers and directors as a group. Each person has sole voting and investment power with respect to the shares shown.

                                                                                PERCENT     PERCENT
                                                                                OF CLASS    OF CLASS
                                                           AMOUNT OF            BEFORE      AFTER
   TITLE OF CLASS          NAME AND ADDRESS                OWNERSHIP            OFFERING    OFFERING

Common Stock          Russell T. Teall, III              18,216,000    (1)      66.79%      58.25%
                      4825 North Sloan Avenue
                      Las Vegas, Nevada, 89106

Common Stock          Christy Teall                      18,216,000    (1)      66.79%      58.25%
                      4825 North Sloan Avenue
                      Las Vegas, Nevada, 89106

Common Stock          Michael E. Cassady                    134,093    (2)           *           *
                      4825 North Sloan Avenue
                      Las Vegas, Nevada, 89106

Common Stock          John J. Haycock                       683,100              2.50%       2.18%
                      4825 North Sloan Avenue
                      Las Vegas, Nevada, 89106

Common Stock          Del Roberts                           100,000    (3)           *           *
                      4825 North Sloan Avenue
                      Las Vegas, Nevada, 89106

Common Stock          Dale S. Schutte                        50,000    (4)           *           *
                      4825 North Sloan Avenue
                      Las Vegas, Nevada, 89106

Common Stock          All Officers and Directors as a    19,183,193             69.95%      61.05%
                      Group that consists of 6 person

* less than 1%
-----------

(1)      Russell and Christy Teall own the shares jointly.
(2)      Shares are issued in the name of the Cassady Revocable Family Trust
(3) Includes 100,000 options to purchase shares of common stock for $1.00 per share.
(4) Includes 50,000 options to purchase shares of common stock for $1.00 per share.

The selling shareholders named in this Prospectus are offering 4,116,941 shares of common stock offered through this Prospectus.

The following table provides as of June 5, 2002, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

1.       the number of shares owned by each prior to this offering;

2.       the total number of shares that are to be offered for each;

3. the total number of shares that will be owned by each upon completion of the offering;

4.       the percentage owned by each; and

5. the identity of the beneficial holder of any entity that owns the shares.


                                                            Total Number of
                                                              Shares To Be     Total Shares       Percent
                                                              Offered For       To Be Owned     Owned Upon
                                            Shares Owned        Selling            Upon         Completion
                                            Prior To This     Stockholders     Completion of      Of This
       Name of Selling Stockholder            Offering          Account        This Offering     Offering

JMAX Ventures Ltd. (1) (4)                         920,081           920,081                -              -
Kevin Pickard (1)                                   85,117            85,117                -              -
LC Management, Inc. (1) (5)                        920,081           920,081                -              -
NCC, Inc. (1) (6)                                  920,081           920,081                -              -
Meaux Street Partners (1) (7)                      920,081           920,081                -              -
Warren Soloski (1)                                 105,000           105,000                -              -
Xanderlas Corporation (1) (8)                       25,000            25,000                -              -
Steeplechase Investments, LLC (2) (9)              923,078           200,000          723,078           2.3%
Robert Baker (3)                                    86,526            21,500           65,026           0.2%


---------------

(1) In April 1998, Gury HiTeck Ltd. issued 13,781,635 shares of common stock for assets with a value of $13,762. The shares issued in the transaction were issued pursuant to an offering under Regulation D. On April 23, 2002, the 13,781,635 shares were reverse split on a .4316 for 1 basis resulting in the total shares being reduced to 5,948,153. The selling shareholders totaling 3,895,441 shares purchased their shares directly from individuals who received their shares in the April 1998 offering.
(2) These shares were issued in December 2001 for professional services and were issued in reliance on Section 4(a).
(3) These shares were acquired in February 2002 for $38,000 in cash and were issued pursuant to Regulation D.
(4) The ultimate beneficial holder of JMAX Ventures is St. George's Trust Company, Ltd.
(5)      The ultimate beneficial holders of LC Management are Stan and Paulina
         Trimm
(6)      The ultimate beneficial holder of NCC, Inc. Mark Kieft
(7)      The ultimate beneficial holder of Meaux Street partners is Mark Baum
(8)      The ultimate beneficial holder of Xanderlas Corporation is Robin
         Frederick
(9) The ultimate beneficial holders of Steeplechase Investments, Inc. is Keith and Jeri Rosenbaum


None of the above selling shareholders are broker dealers or affiliates of broker dealers.

Mr. Kieft as the president and a director, and Mr. Baum and Mr. Trimm were directors of the registrant prior to its merger with Biodiesel Industries, Inc. in April 2002. Mr. Soloski was the legal counsel for the registrant prior to the merger with Biodiesel Industries, Inc. and continues to serve as legal counsel for the registrant.

                          DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by Biodiesel's Articles of Incorporation and Bylaws, and by the applicable provisions of Delaware law.

The authorized capital stock of Biodiesel consists of 50,000,000 shares of preferred stock having a par value of $0.001 per share of which no preferred shares are outstanding and 200,000,000 shares of common stock having a par value of $0.001 per share, of which 27,274,321 shares of common stock are issued and outstanding. Stockholders do not have any preemptive or subscription rights to purchase shares in any future issuance of Biodiesel's common stock. There are a limited number of options, warrants or other instruments convertible into shares outstanding.

The holders of shares of common stock of Biodiesel do not have cumulative voting rights in connection with the election of the board of directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Biodiesel's directors. Each holder of common stock is entitled to one vote for each share owned of record on all matters voted for by security holders. Holders of common stock do not have preemptive rights.

The holders of shares of common stock are entitled to dividends, out of funds legally available therefore, when and as declared by the board of directors. The board of directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of our business holders are entitled to receive, ratably, the net assets of Biodiesel available to shareholders after payment of all creditors.

STOCK OPTION PLAN

In November, 2001, we adopted a Stock Option Plan permitting us to grant options to employees, directors, consultants and independent contractors. The purpose of the Plan is to allow us to attract and retain such persons and to compensate then in a way that links their financial interests with the interests of our shareholders. Awards under the Plan may take the form of incentive stock options or non-qualified stock options. A total of 2,000,000 shares may be issued pursuant to the Plan. As of the date of this Prospectus, we had granted options to purchase approximately one hundred sixty thousand (160,000) shares of our common stock.

Our Plan is administered by a committee appointed by our board of directors or, in the absence of such committee, by the entire board. All references herein to the "committee" shall also equally apply to the board, except where expressly noted to contrary. The committee has, subject to specified limitations, full authority to grant options and establish the terms and conditions of vesting and exercise. The exercise price of incentive stock options granted under the Plan is required to be no less than the fair market value of our common stock on the date of grant (110% in the case of a greater than 10% stockholder).

The committee may grant options for terms of up to 10 years, or 5 years in the case of incentive stock options granted to greater than 10% stockholders. No optionee may be granted incentive stock options such that the fair market value of the options which first become exercisable in any one calendar year exceeds $100,000. If an optionee ceases to be employed by us or ceases to have a relationship with us, his or her options will expire one year after termination by reason of death or permanent disability, thirty days after termination for cause, and three months after termination for any other reason.

Subject to the foregoing, the committee has broad discretion to set the terms and conditions applicable to options granted under the Plan. The committee may discontinue or suspend option grants under the plan, or amend or terminate the Plan entirely, at any time. With the consent of an optionee the committee may also make such modification of the terms and conditions of such optionee's option as the committee shall deem advisable. However, the board has reserved certain decision-making power, and therefore the committee has no authority to make any amendment or modification to the Plan or any outstanding option which would do any of the following:

         o Increase the maximum number of shares which may be purchased pursuant to options granted under the Plan, either in the aggregate or by an optionee, except in connection with certain antidilution adjustments;

         o Change the designation of the class of employees eligible to receiver qualified options;

         o Extend the term of the Plan or the maximum option period thereunder;

         o Decrease the minimum qualified option price or permit reductions of the price at which shares may be purchased for qualified options granted under the Plan, except in connection with certain antidilution adjustments; or

         o Cause qualified stock options issued under the Plan to fail to meet the requirements of incentive stock options under Section 422 of the Internal Revenue Code.

Any such amendment or modification shall be effective immediately, subject to stockholder approval thereof within 12 months before or after the effective date. No option may be granted during any suspension or after termination of the Plan.

                          TRANSFER AGENT AND REGISTRAR

The stock transfer agent and registrar for our common stock is Executive Registrar and Transfer Agency, Inc., respectively, both located in Phoenix, Arizona.

                                  LEGAL MATTERS

Our counsel, Warren J. Soloski, Los Angeles, California, will pass upon certain legal matters with respect to the legality of the shares offered pursuant to this Prospectus for us.

                                     EXPERTS

The financial statements of Biodiesel Industries, Inc. for the years ended December 31, 2001 and 2000 and the period from March 23, 1999 (inception) to December 31, 1999 have been included in this Prospectus and in the registration statement in reliance upon the report of Merdinger, Fruchter, Rosen & Company, PC, independent certified public accountants, appearing elsewhere in this Prospectus, and upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act of 1933, and the rules and regulations enacted under its authority, with respect to the common stock offered in this Prospectus. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, however, all material terms of contracts and other documents are contained is this prospectus, and in each instance reference is made to the full text of the contract or other document, which is filed as an exhibit to the registration statement. Each statement concerning a contract or document, which is filed as an exhibit should be read along with the entire contract or document. For further information regarding us and the common stock offered in this Prospectus, reference is made to this registration statement and its exhibits and schedules. The registration statement, including its exhibits and schedules, may be inspected without charge at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; telephone number - 800-732-0330. Copies of these documents may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the charges prescribed by the Commission.

The Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The Commission's address on the World Wide Web is http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS

Independent auditors' report                                            F-1

Balance sheets                                                          F-2

Statements of operations                                                F-3

Statement of stockholders' equity (deficiency)                          F-4

Statements of cash flows                                              F-5 - F-6

Notes to financial statements                                         F-7 - F-20

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of the Company under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Company's Bylaws and the indemnification agreements between the Company and its officers and directors provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, the Company will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation or enterprise. The Company may, in its discretion, similarly indemnify its employees and agents. The Charter relieves its directors from monetary damages to the Company or its stockholders for breach of such director's fiduciary duty as directors to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith,
(iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violation of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemption and dividends, or (v) for any transactions from which the director derived an improper personal benefit. Depending upon the character of the proceedings, under Delaware law, the Company may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. To the extent that a director or officer of the Company has been successful in the defense of any action, suit or proceeding referred to above, the Company will be obligated to indemnify him or her against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee          $           7,760
Transfer Agent Fees                                                      2,500
Accounting fees and expenses                                            40,000
Legal fees and expenses                                                 40,000
Miscellaneous                                                            9,740
                                                             -----------------
Total                                                        $         100,000
                                                             =================

All amounts are estimates other than the Commission's registration fee.

We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

                     RECENT SALES OF UNREGISTERED SECURITIES

In connection with the acquisition of Biodiesel Industries, Inc., a Nevada corporation, we issued 21,326,168 shares of common stock.

                                    EXHIBITS

Exhibit
Number                                Description
------                                -----------

3.1 Amended and Restated Certificate of Incorporation of Biodiesel Industries, Inc. (formerly Gury HiTeck Ltd.), a Delaware corporation
         (1)

3.2 Amended and Restated By-Laws of Biodiesel Industries, Inc. (formerly Gury HiTeck Ltd.), a Delaware corporation (1)

5.1      Opinion of Warren J. Soloski, Esq. (1)

10.1     Agreement and Plan of Merger dated April 1, 2002 (1)

10.2 Executive Employment Agreement with Russell T. Teall, III, dated January 1, 2001 (F)

10.3 Trade Secrets and Proprietary Information Assignment Agreement Between Biodiesel Industries, Inc and Russell T. Teall, III, dated January 1, 2001 (F)

10.4 Memorandum of Understanding between Biodiesel Development Corporation and Haycock Petroleum, dated March 14, 2000 (F)

10.5     Distributor agreement with Western States Oil, dated October 2, 2001
         (F)

10.6     Joint Marketing Agreement with DTE Energy, dated August 13, 2001 (F)

23.1     Consent of Merdinger, Fruchter, Rosen & Company, P.C. (F)

----------
(1) Incorporated by reference to the Exhibits to the Registration Statement filed by the Registrant on Form SB-2 (Commission File No. 333-90354) dated June 12, 2002.
(F)      Filed herewith


                                  UNDERTAKINGS


The undersigned registrant hereby undertakes that:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                  (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                  (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

                  (iii) include any additional or changed material information on the plan of distribution.

         (2) That, for determining liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 30, 2002.

                                 BIODIESEL INDUSTRIES, INC.

                                 /S/ RUSSELL T. TEALL, III
                                 ----------------------------------------------
                                 RUSSELL T. TEALL, III
                                 CHARIMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

        SIGNATURE                        TITLE                         DATE

/S/ Russell T. Teall, III
-------------------------------
Russell T. Teall, III          Chairman, President and Chief       July 30, 2002
                               Executive officer

/S/ Christy Teall
-------------------------------
Christy Teall                  Director, Secretary & Treasurer     July 30, 2002

/S/ Michael E. Cassady
-------------------------------
Michael E. Cassady             Director                            July 30, 2002

/S/ John J. Haycock
-------------------------------
John J. Haycock                Director                            July 30, 2002

                                      INDEX
                                      -----

                                                                      Page
                                                                      Number
                                                                      ------

Independent auditors' report                                            F-1

Balance sheets                                                          F-2

Statements of operations                                                F-3

Statement of stockholders' equity (deficiency)                          F-4

Statements of cash flows                                              F-5 - F-6

Notes to financial statements                                         F-7 - F-20

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF
 BIODIESEL INDUSTRIES, INC.

We have audited the accompanying balance sheets of Biodiesel Industries, Inc. (formerly Biodiesel Development Corporation) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biodiesel Industries, Inc. (formerly Biodiesel Development Corporation) as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                      MERDINGER, FRUCHTER, ROSEN & COMPANY, P.C.
                                      Certified Public Accountants
Los Angeles, California
May 23, 2002


                                          BIODIESEL INDUSTRIES, INC.
                                                BALANCE SHEETS

                                                                                              December 31,
                                                                     March 31,       ------------------------------
                                                                       2002              2001              2000
                                                                   ------------      ------------      ------------
       ASSETS                                                       (Unaudited)
CURRENT ASSETS
    Cash and cash equivalents                                      $   109,945       $    28,969       $       471
    Accounts receivable, net of allowance
     for doubtful accounts of $-0-                                      28,664            13,488                 -
    Inventory                                                            6,906             7,517                 -
    Prepaid expenses and other current assets                           10,835             2,535                 -
                                                                   ------------      ------------      ------------
       Total current assets                                            156,350            52,509               471

Property and equipment, net of accumulated
    depreciation of $27,948, $22,976 and $3,088, respectively          211,969           212,545             7,628

Other assets                                                                 -                 -             2,429
                                                                   ------------      ------------      ------------

       TOTAL ASSETS                                                $   368,319       $   265,054       $    10,528
                                                                   ============      ============      ============

       LIABILITIES AND STOCKHOLDERS'
        EQUITY (DEFICIENCY)
CURRENT LIABILITIES
    Accounts payable and accrued expenses                          $    44,117       $   137,692       $         -
    Capital lease obligation, current portion                            3,103             3,103                 -
    Notes payable, current portion                                      76,276           249,361                 -
                                                                   ------------      ------------      ------------
       Total current liabilities                                       123,496           390,156                 -

Notes payable, net of current portion                                  105,000           105,000                 -
Capital lease obligation, net of current portion                        19,533            21,023                 -
                                                                   ------------      ------------      ------------

       TOTAL LIABILITIES                                               248,029           516,179                 -
                                                                   ------------      ------------      ------------

Commitments and contingencies                                                -                 -                 -

STOCKHOLDERS' EQUITY (DEFICIENCY)
    Preferred convertible stock; $0.001 par value;
     50,000,000 shares authorized, none issued or outstanding                -                 -                 -
    Common stock; $0.001 par value;
     200,000,000 shares authorized, 21,326,168, 19,955,414,
    and 18,936,702, issued and outstanding, respectively                21,326            19,955            18,937
    Additional paid-in capital                                       1,587,834         1,001,855           555,481
    Accumulated deficit                                             (1,488,870)       (1,272,935)         (563,890)
                                                                   ------------      ------------      ------------
       Total stockholders' equity (deficiency)                         120,290          (251,125)           10,528
                                                                   ------------      ------------      ------------

       TOTAL LIABILITIES AND STOCKHOLDERS'
         EQUITY (DEFICIENCY)                                       $   368,319       $   265,054       $    10,528
                                                                   ============      ============      ============

The accompanying notes are an integral part of these financial statements.


                                     BIODIESEL INDUSTRIES, INC.
                                      STATEMENTS OF OPERATIONS

                                                  Three Months Ended             For the Years Ended
                                                       March 31,                      December 31,
                                              --------------------------      --------------------------
                                                 2002            2001            2001            2000
                                              ----------      ----------      ----------      ----------
                                              (Unaudited)     (Unaudited)
REVENUE, net                                  $  95,969       $  15,226       $ 269,657       $  11,390

COST OF GOODS SOLD                               64,757          15,428         314,524               -
                                              ----------      ----------      ----------      ----------

GROSS PROFIT (LOSS)                              31,212            (202)        (44,867)         11,390
                                              ----------      ----------      ----------      ----------

OPERATING EXPENSES
    Selling expenses                             34,780          21,038          78,614               -
    Distribution and storage                      8,377               -           9,904               -
    Plant expenses                               16,936          12,267          60,277               -
    Salaries and employee benefits               54,227           3,300          31,095               -
    Insurance                                         -               -           6,418               -
    Professional and consulting fees            120,574               -         447,955         126,848
    Depreciation and amortization                 4,972             380          19,888           2,059
    Other operating expenses                          -               -          30,591          29,696
                                              ----------      ----------      ----------      ----------
           Total operating expenses             239,866          36,985         684,742         158,603
                                              ----------      ----------      ----------      ----------

    LOSS FROM OPERATIONS                       (208,654)        (37,187)       (729,609)       (147,213)
                                              ----------      ----------      ----------      ----------

OTHER INCOME (EXPENSES)
    Other income                                      -           6,919          38,520               -
    Interest expense                             (7,281)         (2,400)        (17,956)              -
                                              ----------      ----------      ----------      ----------
           Total other income (expenses)         (7,281)          4,519          20,564               -
                                              ----------      ----------      ----------      ----------

LOSS BEFORE PROVISION FOR INCOME TAXES         (215,935)        (32,668)       (709,045)       (147,213)

PROVISION FOR INCOME TAXES                            -               -               -               -
                                              ----------      ----------      ----------      ----------

NET LOSS                                      $(215,935)      $ (32,668)      $(709,045)      $(147,213)
                                              ==========      ==========      ==========      ==========

NET LOSS PER SHARE - Basic and diluted        $   (0.01)      $   (0.00)      $   (0.04)      $   (0.01)
                                              ==========      ==========      ==========      ==========

The accompanying notes are an integral part of these financial statements.


                                          BIODIESEL INDUSTRIES, INC.
                                STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                             Common Stock             Additional
                                                      ----------------------------      Paid-In        Accumulated
                                                         Shares          Amount         Capital           Deficit          Total
                                                      ------------    ------------    ------------     ------------     ------------
Balance at December 31, 1999                           18,820,625     $    18,821     $   314,791      $  (416,677)     $   (83,065)

Issuance of common stock for cash at:
 $0.81 per share -
  (January 1, 2000-February 21, 2000)                       9,356               9           7,593                -            7,602
 $0.99 per share -
  (February 22, 2000 to December 31, 2000)                 77,550              78          76,553                -           76,631

Exercise of warrants:
 $0.44 per share - February 15, 2000                        4,554               4           1,996                -            2,000
 $0.81 per share - February 18, 2000                       24,617              25          19,975                -           20,000

Advances forgiven by shareholders                               -               -         143,263                -          143,263

Offering costs                                                  -               -          (8,690)               -           (8,690)

Net loss                                                        -               -               -         (147,213)        (147,213)
                                                      ------------    ------------    ------------     ------------     ------------
Balance at December 31, 2000                           18,936,702          18,937         555,481         (563,890)          10,528

Issuance of common stock for cash at:
$.044 per share -
  (October 12, 2001 - December 3, 2001)                    95,634              95          41,905                -           42,000

Issuance of common stock for services                     923,078             923         404,469                -          405,392

Net loss                                                        -               -               -         (709,045)        (709,045)
                                                      ------------    ------------    ------------     ------------     ------------
Balance at December 31, 2001                           19,955,414          19,955       1,001,855       (1,272,935)        (251,125)

Issuance of common stock for cash (unaudited)             662,607             663         290,337                -          291,000

Issuance of common stock for conversion of
  debt and accrued interest (unaudited)                   426,769             427         186,999                -          187,426

Issuance of common stock for services (unaudited)         281,378             281         123,293                -          123,574

Offering costs (unaudited)                                      -               -         (14,650)               -          (14,650)

Net loss (unaudited)                                            -               -               -         (215,935)        (215,935)
                                                      ------------    ------------    ------------     ------------     ------------
Balance at March 31, 2002 (unaudited)                  21,326,168     $    21,326     $ 1,587,834      $(1,488,870)     $   120,290
                                                      ============    ============    ============     ============     ============

The accompanying notes are an integral part of these financial statements.


                                          BIODIESEL INDUSTRIES, INC.
                                           STATEMENTS OF CASH FLOWS


                                                                       Three Months Ended              For the Years Ending
                                                                             March 31,                     December 31,
                                                                    --------------------------      ---------------------------
                                                                       2002            2001             2001           2000
                                                                    ----------      ----------      ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES:                               (Unaudited)     (Unaudited)
    Net loss                                                        $(215,935)      $ (32,668)      $(709,045)      $(147,213)
    Adjustments to reconcile net loss to net
     cash used in operating activities:
       Common stock issued for services                               123,574               -         405,392               -
       Depreciation and amortization                                    4,972             380          19,888           2,059
    Changes in certain assets and liabilities:
       Increase in accounts receivable                                (15,176)        (12,277)        (13,488)              -
       Decrease (increase) in inventory                                   611         (23,695)         (7,517)              -
       Increase in prepaid expenses and other current assets           (8,300)              -          (2,535)              -
       (Decrease) increase in other assets                                  -            (471)          2,429           4,547
       (Decrease) increase in accounts payable and
         accrued expenses                                             (81,149)         11,321         137,692          (9,447)
       Increase in due to officer                                           -               -               -           6,000
                                                                    ----------      ----------      ----------      ----------

       TOTAL CASH USED IN OPERATING ACTIVITIES                       (191,403)        (57,410)       (167,184)       (144,054)
                                                                    ----------      ----------      ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchase of property and equipment                              (4,396)        (79,287)       (199,805)              -
                                                                    ----------      ----------      ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of notes payable                                           1,915         171,462         354,361               -
    Payments on capital lease obligation                               (1,490)              -            (874)              -
    Offering Costs                                                    (14,650)              -               -          (8,690)
    Issuance of common stock for cash and exercise of warrants        291,000               -          42,000         106,233
                                                                    ----------      ----------      ----------      ----------

       TOTAL CASH PROVIDED BY
        FINANCING ACTIVITIES                                          276,775         171,462         395,487          97,543
                                                                    ----------      ----------      ----------      ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                              80,976          34,765          28,498         (46,511)

CASH AND CASH EQUIVALENTS - Beginning                                  28,969             471             471          46,982
                                                                    ----------      ----------      ----------      ----------

CASH AND CASH EQUIVALENTS - Ending                                  $ 109,945       $  35,236       $  28,969       $     471
                                                                    ==========      ==========      ==========      ==========

SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:

    CASH PAID DURING THE YEAR FOR:
       Interest                                                     $   7,200       $       -       $   2,073       $       -
                                                                    ==========      ==========      ==========      ==========
       Franchise tax                                                $       -       $       -       $       -       $       -
                                                                    ==========      ==========      ==========      ==========

The accompanying notes are an integral part of these financial statements.

                           BIODIESEL INDUSTRIES, INC.
                            STATEMENTS OF CASH FLOWS

NON-CASH INVESTING AND FINANCING ACTIVITIES:

o During the three months ended March 31, 2002, the Company issued 281,378 shares of common stock, valued at $123,574 for consulting services, and issued 426,769 shares of common stock in exchange for notes payable of $175,000 and accrued interest of $12,426 (unaudited).

o During the year ended December 31, 2001, the Company issued 923,078 shares of common stock, valued at $405,392 for consulting services performed.

o During the year ended December 31, 2001, the Company leased equipment under a non-cancelable capital lease in the amount of $25,000.

o Upon the dissolution of Biodiesel Development on November 28, 2000 as discussed in Note 2, the Company owed $143,263 to shareholders which was forgiven and contributed to additional paid-in capital.

The accompanying notes are an integral part of these financial statements.

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Organization
                  ------------
                  Biodiesel Industries, Inc. (the "Company" or "BII") was incorporated under the laws of the State of Nevada on December 1, 2000.

                  Biodiesel Development Corporation ("BDC" or the "Predecessor Company") was a development-stage company under the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 7. BDC was incorporated under the laws of the State of Delaware on March 23, 1999.

                  During November 2000, BDC's Board of Directors resolved to dissolve BDC. The dissolution was approved by its stockholders and BDC continued in existence until its dissolution became effective on November 28, 2000.

                  Upon dissolution of BDC, its stockholders and all others who owned equity instruments received the same type and number of shares and/or instruments of BII on a one-for-one basis. Therefore, the stockholders of BDC, the Predecessor Company, had the same ownership percentage in BII after the transaction.

                  This transaction has been accounted for in the financial statements as a reverse acquisition. As a result of this transaction, the former stockholders of BDC acquired or exercised control over a majority of the shares of BII before and after the reorganization. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of BDC; therefore, these financial statements represent a continuation of BDC, not the Company. In accounting for this transaction:

                  i.) BDC is deemed to be the surviving company for accounting purposes. Accordingly, its net assets are included in the balance sheet at their historical book values; and

                  ii.) The financial statements presented include the accounts of BDC from its inception (March 23, 1999).

                  Interim Financial Information
                  -----------------------------
                  The accompanying unaudited interim financial statements have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America pursuant to Regulation S-B of the Securities and Exchanges Commission. Certain information and footnote disclosures normally included in audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Accordingly, these interim financial statements should be read in conjunction with the Company's financial statements and related notes as contained in Form SB-2 for the years ended December 31, 2001 and 2000. In the opinion of management, the interim financial statements reflect all adjustments, including normal recurring adjustments, necessary for fair presentation of the interim periods presented. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of results of operations to be expected for the full year.

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  Line of Business
                  ----------------
                  The Company is involved in the production, sales and marketing of biodiesel, a nontoxic, biodegradable substitute for diesel fuel. Biodiesel is registered with the USEPA as a fuel and fuel additive, and designated as an "alternative fuel" by the US Department of Energy and the State of Nevada. The Company produces biodiesel principally from recycled vegetable and animal oils obtained from restaurants in close proximity to the manufacturing plant. The recycled product has no VOC emissions, and is safe to handle and store, with a flash point of over 300 degrees F. Emissions from biodiesel running in a standard diesel engine are substantially lower than petroleum diesel, both in terms of the quantity of total criteria emissions and in their toxicity. Additionally, the company manufactures the plants (Modular Production Units) used for the production of biodiesel.

                  Use of Estimates
                  ----------------
                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                  Cash and Cash Equivalents
                  -------------------------
                  The Company considers all highly liquid debt instruments purchased with maturities three months or less to be cash equivalents.

                  Concentration of Credit Risk
                  ----------------------------
                  The Company places its cash in what it believes to be credit-worthy financial institutions and, at times, may exceed the FDIC $100,000 insurance limit.

                  Inventory
                  ---------
                  Inventory is stated at the lower of cost or market and consists of finished products. Cost is determined using the first-in, first-out (FIFO) method.

                  Property and equipment
                  ----------------------
                  Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the various classes of assets. Amortization of leasehold improvements is calculated over the life of the respective lease utilizing the straight-line method. Assets recorded under capital leases are depreciated in a manner consistent with the Company's normal depreciation policies for owned assets. Maintenance and repairs are charged to expense as incurred.

                  Revenue Recognition
                  -------------------
                  The Company recognizes revenue from sales of Biodiesel upon shipment.

                  Income Taxes
                  ------------
                  Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes." The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amount of assets and liabilities and their tax basis.

                  Advertising and Marketing Costs
                  -------------------------------
                  The Company expenses advertising and marketing cost as incurred. During the years ended December 31, 2001 and 2000, the Company expensed $78,614 and $0, respectively in advertising and marketing costs.

                  Research and Development Costs
                  ------------------------------
                  The Company expenses research and development costs as incurred. During the years ended December 31, 2001 and 2000, the Company expensed $20,000 and $5,000, respectively in research and development costs

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  Fair Value of Financial Instruments
                  -----------------------------------
                  The carrying value of cash and cash equivalents, accounts receivable, inventory and accounts payable and accrued expenses approximates fair value due to the relatively short maturity of these instruments. The fair value of long-term payables was determined based upon interest rates currently available to the Company for borrowings with similar terms. The fair value of long-term borrowings approximates their carrying amounts as of the balance sheet dates.

                  Patents
                  -------
                  The Company capitalizes the legal costs associated with obtaining a patent. If the patent is approved, the capitalized costs are amortized over the estimated life of the patent not to exceed 17, years. If the patent is denied, the capitalized costs are expensed in the period in which the patent is denied. As of December 31, 2001, the Company has capitalized $0 related to patents.

                  Offering Costs
                  --------------
                  Offering costs consist primarily of professional fees. These costs are charged against the proceeds of the sale of common stock in the periods in which they occur.

                  Long-Lived Assets
                  -----------------
                  SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted this statement and determined that no impairment loss need be recognized for applicable assets of operations.

                  Stock-Based Compensation
                  ------------------------
                  The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under the Company's current plan, options may be granted at not less than the fair market value on the date of grant and, therefore, no compensation expense is recognized for the stock options granted to employees. The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

                  Comprehensive Income
                  --------------------
                  SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of March 31, 2002, December 31, 2001 and 2000, the Company has no items that represent comprehensive income and, therefore, has not included a schedule of comprehensive income in the financial statements.

                  Recent Accounting Pronouncements
                  --------------------------------
                  On June 29, 2001, SFAS No. 141, "Business Combinations," was approved by the FASB. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The Company implemented SFAS No. 141 on January 1, 2002.

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  Recent Accounting Pronouncements (continued)
                  --------------------------------------------
                  On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was approved by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company implemented SFAS No. 142 on January 1, 2002.

                  In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and will require companies to record a liability for asset retirement obligations in the period in which they are incurred, which typically could be upon completion or shortly thereafter. The FASB decided to limit the scope to legal obligation and the liability will be recorded at fair value. The effect of adoption of this standard on Company's results of operations and financial positions is being evaluated.

                  In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. It provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." The effect of adoption of this standard on Company's results of operations and financial positions is being evaluated.

                  Stock Split
                  -----------
                  As discussed in Note 8, prior to the merger with Gury Hiteck, Ltd., the Company effected a 2.277 for 1 stock split. All share and per share data have been retroactively restated to reflect this stock split.

NOTE 2 -          RELATED PARTY TRANSACTIONS

                  The Company had related party transactions with several officers, directors and other related parties. The following summarizes related party transactions:

                  Capital Contribution
                  --------------------
                  As of December 31, 1999, the Company was obligated to stockholders in the amount of $137,263 for funds advanced for working capital. During the year ended December 31, 2000, the stockholders advanced an additional $6,000 for operating purposes. These advances bore no interest and were due upon demand. Upon the decision to dissolve BDC as discussed in Note 1, the balance of $143,263 was forgiven by the stockholders and contributed to additional paid-in capital.

                  Reorganization
                  --------------
                  As discussed in Note 1, BDC was dissolved and a new corporation, BII was formed. Upon dissolution of BDC, its stockholders and all others who owned equity instruments received the same type and number of shares and/or instruments of BII on a one-for-one basis with the exception of BDC's co-founders, Christian Fleischer and Russ Teall. Other than this, the stockholders of BDC had the same ownership percentage in BII after the transaction.

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 -          RELATED PARTY TRANSACTIONS (Continued)

                  Distribution Agreements
                  -----------------------
                  As discussed in Note 5, the Company has various agreements relating to the distribution of our products. The Company also has notes payable with some of these parties (see Note 4). The Company enters into agreements with local petroleum distributors where the Company grants the distributor the exclusive right to distribute biodiesel in their respective areas. These agreements generally provide that the Company install a MPU on the petroleum distributors site, which is funded by the petroleum distributor either by loaning the Company the money to build and install the MPU or purchase shares of the Company's common stock that will be used to fund the building and installation of the MPU. The MPU is an asset of the Company and is capitalized and depreciated over its estimated useful life. The notes payable issued to the petroleum distributors to fund the building and installation of the MPU, if not converted to common stock will be repaid from the profits of the Company.

                  The Company owns a 10% interest in Biodiesel Industries of Australia, who will distribute biodiesel in Australia and New Zealand. The Company accounts for this investment using the cost method.

NOTE 3 -          PROPERTY AND EQUIPMENT

                  Property and equipment is summarized as follows as of:

                                                                                             December 31,
                                                                        March 31,     -------------------------
                                                                          2002           2001           2000
                                                                       ----------     ----------     ----------
                                                                      (Unaudited)
                  Furniture and equipment                              $ 220,600      $ 216,204      $  10,716
                  Leasehold improvements                                  17,706         17,706              -
                  Software                                                 1,611          1,611              -
                                                                       ----------     ----------     ----------
                                                                         239,917        235,521         10,716
                  Less:  Accumulated depreciation and amortization       (27,948)       (22,976)        (3,088)
                                                                       ----------     ----------     ----------
                  Property and equipment, net                          $ 211,969      $ 212,545      $   7,628
                                                                       ==========     ==========     ==========

                  Depreciation and amortization expense for the years ended December 31, 2001 and 2000, was $19,888 and $2,059, respectively, and for the three months ended March 31, 2002 and 2001 was $4,972 and $380, respectively.

NOTE 4 -          NOTES PAYABLE

                  Notes payable are summarized as follows:

                                                                 March 31,       December 31,
                                                                   2002              2001
                                                                -----------      -----------
                                                                (Unaudited)
           (a)   Lee Escher Oil Company, Inc. ("LEO")           $  125,000       $  125,000
           (b)   Haycock Petroleum                                       -          175,000
           (b)   Haycock Petroleum                                  31,276           29,361
           (c)   Western States Oil, Inc.                           25,000           25,000
                                                                -----------      -----------
                                                                   181,276          354,361
                 Less:  current portion                            (76,276)        (249,361)
                                                                -----------      -----------
                 Notes payable, net of current portion          $  105,000       $  105,000
                                                                ===========      ===========

                  The entire balance of the note payable, net of current portion balance of $105,000 at December 31, 2001 is due in 2003.

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 4 -          NOTES PAYABLE (Continued)

         (a) In conjunction with the terms of the Distribution Agreement dated June 4, 2001 (see Note 5b), Lee Escher Oil Company, Inc. ("LEO") entered into a convertible loan with the Company totaling $125,000 bearing interest at the rate of 8% per annum. The Company agreed to pay LEO $2,500 per month beginning March 1, 2002 through December 1, 2002, with a balloon payment due on or before December 31, 2002 for the then unpaid balance and accrued interest. In addition, the Company agreed to pay LEO an accelerated payment of $25,000 when and if payment in full is received for projects currently proposed in San Jose, California with Western States Oil, and in Australia with Biodiesel Industries of Australia, or any other similar development project. As of December 31, 2001, the principal balance that remained was $125,000. Subsequent to December 31, 2001, the Company entered into a note extension agreement with LEO, whereby the Company would be required to make monthly payments of $3,500 per month, with payments beginning July 2002. A balloon payment consisting of all remaining interest and principal due and payable under the note is due on June 30, 2003.

         (b) The Company entered into a convertible note payable with Haycock Petroleum Distribution ("Haycock") totaling $175,000, bearing interest at the rate of 8% per annum. During the three months ended March 31, 2002, the principal and accrued interest on this note were converted into 426,769 shares of the Company's common stock (see Note 7).

                  As of March 31, 2002 and December 31, 2001, the Company still has a liability of $31,276 and $29,361, respectively, to Haycock for operating expenses.

         (c) The Company entered into a note payable with Western States Oil, Inc. ("WSO") totaling $25,000 and bearing interest at the rate of 8% per annum. The note will be repaid in correlation with the Company attaining a net profit. 50% of net profits will be applied to pay down the interest and principal on the note. As of December 31, 2001 and March 31, 2002, no payments were made under this note.

NOTE 5 -          COMMITMENTS AND CONTINGENCIES

         (a)      Commitments
                  -----------
                  The Company's executive office is located in Pahrump, Nevada. The Company's distribution agreement with Haycock provides the Company's office space per their agreement and the Company is required to pay rent at the rate of $500 per month.

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 -          COMMITMENTS AND CONTINGENCIES (Continued)

                  The future minimum annual aggregate payments required under capital leases as follows:

                                                                   Capital
                  Years Ending December 31,                        Leases
                                                                 -----------
                  2001                                           $     8,841
                  2002                                                 8,841
                  2003                                                 8,841
                  2004                                                 8,841
                  2005                                                 5,894
                  2006 and thereafter                                     -
                                                                 -----------
                          Total Minimum Lease Payments                41,258
                  Less:  Amounts Representing Interest               (17,132)
                                                                 -----------
                  Present Value of Future Minimum
                       Lease Payments                                 24,126
                  Less: Current Maturities                            (3,103)
                                                                 ------------
                  Total                                          $    21,023
                                                                 ============

                  Fixed assets under capital leases as of December 31, 2001 were approximately $25,000, with related accumulated depreciation of approximately $5,000.

         (b)      Distribution Agreement - Lee Escher Oil Company
                  -----------------------------------------------
                  The Company entered into a Distribution Agreement ("Agreement") with Lee Escher Oil Company, Inc. ("LEO"), a California corporation, for the purpose of establishing a mutually exclusive relationship for the distribution of Biodiesel in Riverside/Imperial/Western San Bernardino County, California ("Territory").

                  The term of this Agreement shall be for one year, beginning June 1, 2001 and continuing thereafter, with the mutual written consent of BII and LEO. In the 4th quarter of 2001, after advancing $125,000 towards development of the MPU for the Coachella, CA. site, LEO elected to withdraw from their distribution agreement.

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 -          COMMITMENTS AND CONTINGENCIES (Continued)


         (c)      Memorandum of Understanding - Haycock
                  -------------------------------------
                  BDC and Haycock Petroleum Distributing ("Haycock"), a Nevada corporation entered into a Memorandum of understanding ("Memorandum") for the purpose of establishing a mutually exclusive relationship for the distribution of Biodiesel in Southern Nevada ("Territory").

                  The term of this Memorandum shall be for one year beginning March 14, 2000, and continuing thereafter with the mutual written consent of the Parties.

                  BDC agrees to sell to Haycock in the Territory, and on an exclusive basis and to no other customers, retailers or distributors, Biodiesel which meets the ASTM PS 121 specifications for Biodiesel as a motor fuel. BDC agrees to guarantee a minimum supply volume of one rail car per month (@ 20,000 gallons) for the term of this Agreement, at an initial delivered price of $1.90 per gallon, by railcar to Haycock's location on Bonanza Boulevard in Las Vegas, Nevada. Said price shall not be inclusive of any applicable taxes, but shall include demurrage of the railcar for a period of thirty (30) days. Said per gallon price of Biodiesel shall be modified after the first three (3) months of this Agreement to reflect any changes in prices for feedstocks used for making Biodiesel.

                  Haycock agrees to purchase Biodiesel exclusively from BDC during the term of this Agreement, and to provide for the storage of delivered railcars at its location on Bonanza Boulevard in Las Vegas, Nevada. Haycock shall be responsible for the safe handling, storage and distribution of the Biodiesel once it has been received at its location. Haycock agrees to pay the agreed upon price for the Biodiesel, as evidenced by its written purchase order to BDC, within thirty days of receiving confirmation of shipment, or confirmation of availability in the event of pickup by Haycock, and to be solely responsible for the collection and payment of any and all applicable taxes on its purchase and subsequent sale of Biodiesel. Haycock agrees to use its best efforts to distribute and market Biodiesel within its Territory.

                  As consideration for this Agreement BDC agrees to sell, and Haycock agreed to purchase an initial order for Biodiesel at a price of $1.65.

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 -          COMMITMENTS AND CONTINGENCIES (Continued)

         (d)      Hoover Unit Proposal
                  --------------------
                  The Hoover unit proposal was made in conjunction with the $175,000 convertible loan (see Note 5) made to the Company by Haycock.

                  The objective is to build and operate a Biodiesel production facility at Haycock's location in Las Vegas, Nevada which will be capable of profitably producing 1,000,000 gallons of Biodiesel per year from used cooking oil, commonly known as the Modular Production Unit ("MPU"). It is the intention of BII to expand its operations to their full potential and to extend an exclusive license to distribute its product in the designated Territory. The MPU will remain the property of BII.

         (e)      Distribution Agreement - Western States Oil
                  -------------------------------------------
                  In 2001, the Company entered into a Distribution Agreement ("Agreement") with Western States Oil, Inc ("WSO"), a California corporation, for the purpose of establishing a mutually exclusive relationship for the distribution of biodiesel in the San Jose, California area ("Territory"). The terms of this Agreement are comparable to those with Haycock Petroleum.

         (f)      US Government Participation - US Navy Cooperative Research
                  & Development Agreement (CRADA)
                  -----------------------------------------------------------
                  In 2001, the Company entered into a CRADA with the Naval Air Warfare Center Weapons Division at Point Magoo, CA to develop and install a MPU to the Navy's Point Magoo facility for evaluation as a militarily deployable, renewable fuel source. Subsequently in 2001, the Naval Facilities Engineering Service Center at Ft. Hueneme, CA approved an unsolicited proposal submitted by the Company to use funds authorized by the CRADA to provide research, engineering and technical support for the Point Magoo installation. Military organizations will have priority for the fuel produced at the Point Magoo facility, but production in excess of the military's needs will be sold to non-military purchasers (typically local government vehicle fleets).

         (g)      Distribution Agreement - Western Energetix
                  ------------------------------------------
                  The Company, thru Haycock Petroleum, has a distribution agreement to provide biodiesel fuel to Western Energetix in Sparks, NV. Western Energetix operates one of a very limited number of retail stations in the United States where biodiesel can be purchased at the pump. The Company is finalizing negotiations with Western Energetix for a direct contract to build and operate a MPU at their facility for fleet sales, under a business arrangement comparable to the one with Haycock Petroleum.

         (h)      Marketing Agreement - Detroit Edison
                  ------------------------------------
                  In 2001, the Company signed a joint marketing agreement with DTE Energy, a subsidiary of Detroit Edison, to explore opportunities to deploy MPUs for biodiesel production at closed landfills where Detroit Edison plans to install methane gas recovery units. Sites with the highest priority for Detroit Edison in the next 24 months include Seattle, WA, Portland, OR, Salt Lake City, UT and Phoenix, AZ. Under such arrangements, the Company will need to develop separate distribution agreements with local petroleum distributors.

         (i)      International Participation - Australia and Argentina
                  -----------------------------------------------------
                  The Company has entered into a business agreement with Biodiesel Industries of Australia to provide MPUs, training and technical support for sites in Australia and New Zealand. Unlike our domestic sites, the overseas company will own and operate their MPUs. Under this agreement, the Company will receive a royalty on each gallon of biodiesel produced, and holds 10% of the common stock in the Australian company.

                  The Company has also completed preliminary planning with a private group for deploying similar sites in Argentina.

         (j)      Environmental Liabilities
                  -------------------------
                  The Company is subject to extensive federal, state and local environmental laws and regulations. Although the Company's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent regulations could require the Company to make additional unforeseen environmental expenditures. As of December 31, 2001, the Company has not been named as a responsible party for any environmental issues under the Federal Superfund Law.

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 6 -          INCOME TAXES

                  The components of the provision for income, for the years ending December 31, 2001 and 2000, are as follows:

                                                         December 31,
                                                ------------------------------
                                                     2001            2000
                                                --------------  --------------
                     Current Tax Expense
                         U.S. Federal           $           -   $           -
                         State and Local                    -               -
                                                --------------  --------------
                     Total Current                          -               -
                                                --------------  --------------

                     Deferred Tax Expense
                         U.S. Federal                       -               -
                         State and Local                    -               -
                                                --------------  --------------
                     Total Deferred                         -               -
                                                --------------  --------------

                     Total Tax Provision
                      (Benefit) from Operations $           -   $           -
                                                ==============  ==============

                  The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

                     Federal Income Tax Rate                            (34.0)%
                        Deferred Tax Charge (Credit)                        -
                        Effect on Valuation Allowance                    34.0%
                     State Income Tax, Net of Federal Benefit               -
                                                                    ----------
                     Effective Income Tax Rate                            0.0%
                                                                    ==========

                  As of December 31, 2001, the Company had net carryforward losses of approximately $1,013,000. Because of the current uncertainty of realizing the benefit of the tax carryforward, a valuation allowance equal to the tax benefit for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period. Net operating loss carryforwards expire through 2019.

                  Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purpose and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows as of:

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 6 -          INCOME TAXES (Continued)

                                                             December 31,
                                                    ----------------------------
                    Deferred Tax Assets                 2001              2000
                    -------------------             -----------      -----------
                    Loss Carryforwards              $  347,000       $  191,000
                    Less:  Valuation Allowance        (347,000)        (191,000)
                                                    -----------      -----------
                    Net Deferred Tax Assets         $        -       $        -
                                                    ===========      ===========

NOTE 7 -          STOCKHOLDERS' EQUITY (DEFICIENCY)

                  Issuances of Common Stock
                  -------------------------
                  During the year ended December 31, 2000, the Company raised capital through private placements. Pursuant to the private placements, the Company sold units consisting of one share of common stock and two warrants. The exercise price of each warrant is equal to the price per unit at the time of the private placement purchase of common stock. The warrants had a life of 36 months and were exercisable from the time of issuance.

                  During the period from January 1, 2000 to February 21, 2000, the Company sold 9,356 units at $0.81, and during the period from February 22, 2000 to December 31, 2000, the Company sold 77,550 units at $0.99, for gross proceeds totaling $84,233 during the year ended December 31, 2000.

                  During the year ended December 31, 2000, the Company issued 29,171 shares of its common stock for the exercise of warrants for $22,000.

                  During the year ended December 31, 2001, the Company issued 923,078 shares of its common stock for services totaling $405,392.

                  During the year ended December 31, 2001, the Company issued 95,634 shares of its common stock for $42,000.

                  During the three months ended March 31, 2002, the Company issued 662,607 shares of its common stock for $291,000 (unaudited).

                  During the three months ended March 31, 2002, the Company issued 426,769 shares of its common stock for the conversion of debt and accrued interest totaling $187,426 (see Note 4b) (unaudited).

                  During the three months ended March 31, 2002, the Company issued 281,378 shares of its common stock for services valued at $123,574 (unaudited).

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7 -          STOCKHOLDERS' EQUITY (DEFICIENCY) (Continued)

                  Capital Contribution
                  --------------------
                  During the year ended December 31, 2000, a stockholder forgave $143,263 of loans made to the Company. This transaction was recorded as a contribution capital as of December 31, 2000 (see Note 2).

                  Warrants
                  --------
                  During the years ended December 31, 2000 and 1999, the Company issued warrants to purchase 173,813 and 1,209,251 shares of common stock as part of the private placement. Exercise prices ranged from $0.81 to $0.99 per share for the year ended December 31, 2000 and from $0.44 to $0.81 per share for the period from March 23, 1999 to December 31, 1999. The warrants had a life of 36 months and were exercisable from the time of issuance.

                  The following table summarized the warrant's activity during:

                                                      Year Ended December 31,
                                                   -----------------------------
                                                              2000
                                                   -----------------------------
                                                                      Exercise
                                                      Shares            Price
                                                      ------            -----
                  Warrants outstanding
                  - beginning of period              1,209,251    $  0.44-0.81
                  Warrants exercised                   (29,171)      0.44-0.81
                  Warrants granted                     173,813       0.81-0.99
                  Warrants canceled                 (1,353,893)
                                                    -----------
                  Warrants outstanding

                  - end of period                            -
                                                    ===========
                  Warrants exercisable
                                                             -
                                                    ===========

                  On November 28, 2000, upon dilution of BDC, all warrants not previously exercised were canceled.

                  Stock Options
                  -------------
                  In August 1999, the Company issued options to purchase an aggregate of 59,202 shares of the Company's common stock. The options are exercisable at $0.44 per share for three years. The options have been valued at $12,153 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5%; dividend yield of 0%; volatility of 64.7%; and a life of 3 years. On November 28, 2000, upon dissolution of BDC, all options granted before November 28, 2000 not previously exercised were canceled.

                  Stock options plan
                  ------------------
                  In November, 2001, the Company adopted a Stock Option Plan (the "Plan") permitting the Company to grant options to employees, directors, consultants and independent contractors. The purpose of the Plan is to allow the Company to attract and retain such persons and to compensate then in a way that links their financial interests with the interests of the Company's shareholders. Awards under the Plan may take the form of incentive stock options or non-qualified stock options. A total of 2,000,000 shares may be issued pursuant to the Plan.

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7 -          STOCKHOLDERS' EQUITY (DEFICIENCY) (Continued)

                  Stock option plan (continued)
                  -----------------------------
                  The Plan is administered by a committee appointed by our board of directors or, in the absence of such committee, by the entire board. The committee has, subject to specified limitations, full authority to grant options and establish the terms and conditions of vesting and exercise. The exercise price of incentive stock options granted under the Plan is required to be no less than the fair market value of our common stock on the date of grant (110% in the case of a greater than 10% stockholder).

                  The committee may grant options for terms of up to 10 years, or 5 years in the case of incentive stock options granted to greater than 10% stockholders. No optionee may be granted incentive stock options such that the fair market value of the options which first become exercisable in any one calendar year exceeds $100,000. If an optionee ceases to be employed by the Company or ceases to have a relationship with the Company, his or her options will expire one year after termination by reason of death or permanent disability, thirty days after termination for cause, and three months after termination for any other reason.

                  During December 2001, the Company issued options to purchase an aggregate of 50,000 shares of the Company's common stock. The options are exercisable at $1.00 per share for three years. The options have been valued at $9,940 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5%; dividend yield of 0%; volatility of 62.0%; and a life of 3 years.

                  The following table summarized the option's activity during:

                                                Year Ended December 31,             Year Ended December 31,
                                                         2001                                 2000
                                             ------------------------------       -----------------------------
                                                                Weighted                          Weighted
                                                                 Average                           Average
                                                                Exercise                          Exercise
                                               Shares             Price            Shares           Price
                                               ------             -----            ------           -----
                  Options outstanding
                  - beginning of period               -         $     -            59,202         $    0.44
                  Options exercised                   -               -                 -                 -
                  Options granted                50,000               -                                   -
                  Options canceled                    -                           (59,202)
                                             -----------                         ---------
                  Options outstanding
                  - end of period                50,000                                 -
                                             ===========                         =========
                  Options exercisable                 -                                 -
                                             ===========                         =========

                  During the three months ended March 31, 2002, the Company issued 110,000 additional options exercisable at $1.00 per share.

                           BIODIESEL INDUSTRIES, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 8 -          SUBSEQUENT EVENTS

                  On April 14, 2002, the Company received a commitment from an investor to invest up to $150,000 in the Company.

                  Shell Merger
                  ------------
                  The Company entered into an Agreement and Plan of Merger (the "Agreement"), dated April 1, 2002, with Gury HiTeck Ltd. ("Gury"), a Delaware corporation.

                  The agreement became effective April 23, 2002, when Gury issued 21,326,168 shares of its common stock or 78.19 % of their outstanding shares for 9,365,906 or 100% of the Company's issued and outstanding common stock. Pursuant to the terms of the agreement, the Company was merged into Gury and ceased to be an active corporation.

                  This merger transaction will be accounted for in the financial statements as a shell merger. As a result of this transaction, the former shareholders of the Company acquired or exercised control over a majority of the shares of Gury. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of the Company, and the historical financial statements will be those of the Company.

                  In accounting for this transaction:

                  i) The Company is deemed to be the purchaser and surviving company for accounting purposes. Accordingly, its net assets will be included in the balance sheet at their historical book values;

                  ii) Control of the net assets and business of Gury was acquired effective April 23, 2002. This transaction will be accounted for as a purchase of the assets and liabilities of Gury by the Company. The historical cost of the net assets acquired was $-0-.